RHI

RECEIVED

2007 JAN -9 A 9:04

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Wienerbergstraße 11, A-1100 Wien
Postfach 143, A-1011 Wien, Austria
Tel.: +43/0502 13-0
Fax: +43/0502 13-6213
E-mail: rhi@rhi-ag.com
www.rhi-ag.com

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, D.C. 20549
U.S.A.

07020210

Vienna, 03rd January 2007
MR/eb

Security and Exchange Act Rule 12g3-2(b)
Exemption Number: 82-34964
Issuer: RHI AG, Austria

SUPPL

Dear Sir / Madam

Please find enclosed

- an attachement with a list of filings and disclosures of RHI AG starting September 2005 until December 2006
- all relevant documents filed or disclosed since the date of our initial submission on 12th September 2005.

PROCESSED
JAN 11 2007
THOMSON FINANCIAL

Sincerely,
RHI AG

Dr. Eduard Zehetner
CFO / Member of the Board of RHI AG

Markus Richter
Head of Finance & Investor Relations

Attachments

Attachment SEC (Documents enclosed)

January 3, 2006

Date	Type / Title	Required by
Dec 31, 2006	4 + 1 Share repurchase programme	Austrian Commercial Code
Dec 20, 2006	Corporate News / RHI Refractories extends ...	Corporate Governance Code
Dec 20, 2006	Corporate News / RHI acquires 51% stake	Corporate Governance Code
Dec 19, 2006	Ad hoc / RHI acquires the business	Austria Stock Exchange Act, Vienna Stock Exchange Contract
Dec 07, 2006	Ad hoc / Conversion of convertible bond	Austria Stock Exchange Act, Vienna Stock Exchange Contract
Nov 30, 2006	4 + 1 Share repurchase programme	Austrian Commercial Code
Oct 31, 2006	4 + 1 Share repurchase programme	Austrian Commercial Code
Oct 25, 2006	Corporate News / RHI with	Corporate Governance Code
Oct 25, 2006	Filing / Quarterly Report III 2006	Vienna Stock Exchange Contract, Corporate Governance Code
Oct 10,2006	Corporate News / RHI Refractories establishes ...	Corporate Governance Code
Sep 30, 2006	4 + 1 Share repurchase programme	Austrian Commercial Code
Aug 31, 2006	4 + 1 Share repurchase programme	Austrian Commercial Code
Jul 31, 2006	4 + 1 Share repurchase programme	Austrian Commercial Code
Jul 26, 2006	Corporate News / Favourable RHI half-year ...	Corporate Governance Code
Jul 26, 2006	Filing / Half-year Report 2006	Vienna Stock Exchange Contract, Corporate Governance Code
Jun 30, 2006	4 + 1 Share repurchase programme	Austrian Commercial Code
Jun 13, 2006	Corporate News / RHI AG successfully	Corporate Governance Code
May 31, 2006	4 + 1 Share repurchase programme	Austrian Commercial Code
May 10, 2006	Invitation to the 27th Annual General Meeting	Austria Stock Exchange Act, Vienna Stock Exchange Contract
May 04, 2006	Corporate News / RHI starts 2006 with ...	Corporate Governance Code
May 04, 2006	Filing / Quarterly Report I 2006	Vienna Stock Exchange Contract, Corporate Governance Code
Apr 30, 2006	4 + 1 Share repurchase programme	Austrian Commercial Code
Apr 25, 2006	Corporate News / Good RHI results 2005	Corporate Governance Code
Apr 25, 2006	Filing / Annual Report 2005	Vienna Stock Exchange Contract, Corporate Governance Code
Mar 31, 2006	4 + 1 Share repurchase programme	Austrian Commercial Code
Mar 29, 2006	Ad hoc / RHI AG signs magnesia raw	Austria Stock Exchange Act, Vienna Stock Exchange Contract
Mar 22, 2006	Corporate News / Preliminary results...	Corporate Governance Code
Feb 28, 2006	4 + 1 Share repurchase programme	Austrian Commercial Code
Feb 15, 2006	Ad hoc / RHI Supervisory Board decides	Austria Stock Exchange Act, Vienna Stock Exchange Contract
Feb 03, 2006	Corporate News / RHI and voestalpine ...	Corporate Governance Code
Jan 31, 2006	4 + 1 Share repurchase programme	Austrian Commercial Code
Jan 13, 2006	Ad hoc / RHI AG sells Heraklith insulating group	Austria Stock Exchange Act, Vienna Stock Exchange Contract
Dec 30, 2005	Ad hoc / RHI receives USD 20 million	Austria Stock Exchange Act, Vienna Stock Exchange Contract
Dec 29, 2005	4 + 1 Share repurchase programme	Austrian Commercial Code
Nov 30, 2005	4 + 1 Share repurchase programme	Austrian Commercial Code
Oct 31, 2005	4 + 1 Share repurchase programme	Austrian Commercial Code
Oct 27, 2005	Corporate News / RHI Group with earnings	Corporate Governance Code
Oct 27, 2005	Filing / Quarterly Report III 2005	Vienna Stock Exchange Contract, Corporate Governance Code
Sep 30, 2005	4 + 1 Share repurchase programme	Austrian Commercial Code
Sep 20, 2005	Ad hoc / RHI AG initiates selling process ..	Austria Stock Exchange Act, Vienna Stock Exchange Contract
Sep 16, 2005	Ad hoc / Deconsolidated US companies file	Austria Stock Exchange Act, Vienna Stock Exchange Contract
Sep 12, 2005	Ad hoc / RHI equity improves ...	Austria Stock Exchange Act, Vienna Stock Exchange Contract

September 12, 2005

RHI submission dated September 12, 2005

Date	Type / Title	Required by
Sep 01, 2005	Corporate News / Change in RHI...	Corporate Governance Code
Jul 28, 2005	Corporate News / RHI strengthen its...	Corporate Governance Code
Jul 28, 2005	Corporate News / RHI increases...	Corporate Governance Code
Jul 28, 2005	Filing / Half-year Report 2005	Vienna Stock Exchange, Corporate Governance Code
Jul 21, 2005	Corporate News / RHI reduces...	Corporate Governance Code
Jul 19, 2005	Corporate News / Heraklith takes over 100%...	Corporate Governance Code
May 04, 2005	Corporate News / RHI stats 2005...	Corporate Governance Code
May 04, 2005	Filing / Quarterly Report I 2005	Vienna Stock Exchange, Corporate Governance Code
Apr 21, 2005	Corporate News / Good RHI results...	Corporate Governance Code
Apr 21, 2005	Filing / Annual Report 2004	Austria Commercial Code, Vienna Stock Exchange
Mar 17, 2005	Corporate News / RHI net income...	Corporate Governance Code
Mar 16, 2005	Ad hoc / Preliminary results...	Austria Stock Exchange Act
Feb 11, 2005	Corporate News / Didier takes over...	Corporate Governance Code
Jan 24, 2005	Corporate News / RHI receives...	Austria Stock Exchange Act
Dec 21, 2004	Ad hoc / RHI strengthen there...	Austria Stock Exchange Act
Nov 30, 2004	Corporate News / Opening of the RHI...	Corporate Governance Code
Nov 03, 2004	Ad hoc / RHI confirms...	Austria Stock Exchange Act
Nov 03, 2004	Filing / Quarterly Report III 2004	Vienna Stock Exchange, Corporate Governance Code
Sep 13, 2004	Ad hoc / Equity improves...	Austria Stock Exchange Act
Aug 03, 2004	Ad hoc / RHI with positive...	Austria Stock Exchange Act
Aug 03, 2004	Filing / Half-year Report 2004	Vienna Stock Exchange, Corporate Governance Code
Jun 24, 2004	Corporate News / E-ON sells...	Corporate Governance Code
May 06, 2004	Ad hoc / RHI stats 2004	Austria Stock Exchange Act
May 06, 2004	Filing / Quarterly Report I 2004	Vienna Stock Exchange, Corporate Governance Code
Apr 22, 2004	Corporate News / Good RHI results...	Corporate Governance Code
Apr 22, 2004	Filing / RHI Annual Report 2003	Austria Commercial Code, Vienna Stock Exchange
Apr 13, 2004	Ad hoc / RHI reaches...	Austria Stock Exchange Act
Mar 23, 2004	Ad hoc / Preliminary Results...	Austria Stock Exchange Act

FILE No. 82-34964

RHI

Disclosure pursuant to section 7 of the Disclosure Regulation 2002 in connection with section 65 para.1 (4) Stock Corporation Act (AktG9
Details to the 4+1-share repurchase program (resolution of the Annual General Meeting 19 May, 2005)

Date	Total volume of shares repurchased on trading day (in units)	percentage of company's total share capital	highest value of share paid on trading day (in €)	lowest value of share paid on trading day (in €)	weighted average price per share paid on trading day (in €)	total value of repurchased share paid on trading day (in €)
07/29/2005	844	0.0037	24.47	24.47	24.47	20,652.68
08/31/2005	387	0.0053	25.75	25.75	25.75	9,966.26
09/30/2005	800	0.0088	24.59	24.59	24.59	19,669.60
10/31/2005	194	0.0086	22.72	22.72	22.72	4,407.68
11/30/2005	1,104	0.0128	23.50	23.50	23.50	25,941.79
12/29/2005	2,274	0.0215	23.00	23.00	23.00	52,292.90
01/31/2006	2,000	0.0291	23.39	23.39	23.39	46,780.00
02/28/2006	812	0.0323	24.25	24.25	24.25	19,691.00
03/31/2006	270	0.0333	26.80	26.80	26.80	7,236.00
04/30/2006	165	0.0333	26.15	26.15	26.15	4,314.75
05/31/2006	659	0.0357	23.62	23.62	23.62	15,562.29
06/30/2006	611	0.0380	25.07	25.07	25.07	15,317.77
07/31/2006	210	0.0384	25.84	25.84	25.84	5,426.40
08/31/2006	267	0.0394	27.09	27.09	27.09	7,233.03
09/30/2006	192	0.0401	30.54	30.54	30.54	5,863.88
10/31/2006	211	0.0406	32.92	32.92	32.92	6,946.12

RHI

Disclosure pursuant to section 7 of the Disclosure Regulation 2002 in connection with section 65 para 1 (4) Stock Corporation Act (AktG9
Details to the 4+1-share repurchase program (resolution of the Annual General Meeting 1 June, 2006)

Date	Total volume of shares repurchased on trading day (in units)	percentage of company's total share capital	highest value of share paid on trading day (in €)	lowest value of share paid on trading day (in €)	weighted average price per share paid on trading day (in €)	total value of repurchased share paid on trading day (in €)
10/31/2006	27	0.0001	32.92	32.92	32.92	888.84
11/30/2006	398	0.0016	35.20	35.20	35.20	14,009.60
12/31/2006	655	0.0040	39.00	39.00	39.00	25,545.00

RHI
Corporate News

December 20, 2006

RHI Refractories extends refractories capacity in China further

RHI Refractories currently produces high-grade refractories solutions for the markets China, Asia/Pacific, Near and Middle East, Russia and North America at four locations in China. The plant in Bayuquan, commissioned in 1996, has been extended in several steps to its current annual capacity of 100,000 tonnes. In 2004, RHI's first plant in Dalian was established with a capacity of 40,000 tonnes. This plant's capacity has since been increased to 100,000 tonnes. In 2005, RHI established a production facility for fused cast refractory products for the glass industry in Zibo City in cooperation with a joint venture partner. In August 2006, RHI opened its second plant in Dalian for the production of isostatically pressed flow control products for the steel industry.

Due to the expected increase in sales volume in the future, especially in the industrial segment with the customer industries cement, lime, nonferrous metals and glass, and to safeguard the organic growth targets for 2010, RHI will extend the first Dalian plant once again by adding a production line for 35,000 tonnes of fired magnesia bricks. Total capital expenditure is budgeted at EUR 12 million; the extension measures are scheduled to be completed by the end of 2007.

RHI Refractories will thus be able to competitively cover the increasing demand for high-quality refractory products especially among customers in the Asia/Pacific region. The raw materials required for the production are supplied locally in China from the raw materials joint venture in the Liaoning province, in which RHI acquired an 80% share in March 2006.

The RHI Group will in the future focus exclusively on extending its position as the world market leader in refractories under the RHI Refractories brand. Worldwide, there are good opportunities to sustainably expand the excellent market position and earnings power of RHI Refractories in the coming years. The objective is to increase the revenue of currently approx. EUR 1.3 billion to EUR 2.0 billion by the year 2010 through organic growth and acquisitions.

For further information please contact:
Media Relations / Volkmar Weilguni
Phone +43/1/50213-6345 / Fax +43/1/50213-6745
Mobile: +43 (0)699 1870-6345 / E-mail: volkmar.weilguni@rhi-ag.com

Investor Relations / Markus Richter
Phone +43/1/50213-6123 / Fax +43/1/50213-6130
E-mail: markus.richter@rhi-ag.com

December 20, 2006

RHI acquires 51% stake in Clasil Refractories, India

Clasil Refractories Ltd. is currently commissioning a refractories plant in Venkatapuram in the province Andhra Pradesh. An extension of the plant to include the production of bricks and mixes, the production of prefab parts and a manufacturing line for slide gate plates is scheduled for mid-2007. The Venkatapuram site has an excellent logistic location approx. 50 km south west of Vishakhapatnam, the largest east Indian harbor, and is optimally positioned strategically with a view to the growing steel and cement industries in east India and possible exports to the Middle East and Asia.

RHI Refractories has become the largest importer of refractories in India, but so far has not operated any local production capacities. The sustained significant economic growth in India and the continuous development of the infrastructure will lead to a substantial extension of production capacity, especially of steel and cement, with the demand for high-grade refractory solutions growing correspondingly. To ensure optimal service for customers in India, it is indispensable for RHI Refractories to further increase its presence in this important emerging market and offer complete package solutions from local production.

In the course of a capital increase, RHI Refractories will initially take over 51% of the shares in Clasil Refractories Ltd.. Having acquired a stake in Clasil Refractories, RHI Refractories now has a first production center at its disposal. In the future, the local sales and service experts of Clasil and RHI will work this important emerging market even more intensively with optimal customer solutions. Clasil management and RHI are looking forward to mutually develop RHI-Clasil as a prime refractory player in India.

The RHI Group will in the future focus exclusively on extending its position as the world market leader in refractories under the RHI Refractories brand. Worldwide, there are good opportunities to sustainably expand the excellent market position and earnings power of RHI Refractories in the coming years. The objective is to increase the revenue of currently approx. EUR 1.3 billion to EUR 2.0 billion by the year 2010 through organic growth and acquisitions.

For further information please contact:
Media Relations / Volkmar Weilguni
Phone +43/1/50213-6345 / Fax +43/1/50213-6745
Mobile: +43 (0)699 1870-6345 / E-mail: volkmar.weilguni@rhi-ag.com

Investor Relations / Markus Richter
Phone +43/1/50213-6123 / Fax +43/1/50213-6130
E-mail: markus.richter@rhi-ag.com

December 19, 2006

RHI acquires the business of Monofrax Inc., USA

Monofrax Inc. is a subsidiary of Vesuvius Crucible Company and the only producer of fused cast products in the USA, which are used primarily in the glass industry. In 2005, Monofrax reported an annual revenue of USD 45 million in the USA, Asia/Pacific and Europe. Monofrax has innovative products, important patents and excellent business relations with the most important glass producers worldwide.
In the growing glass market, RHI Refractories is the world's largest refractories supplier independent of the glass industry and already operates modern production facilities for fused cast products in Italy and China, as well as further production sites for refractories for the glass industry in Europe and China.

RHI has signed a contract with Vesuvius regarding the acquisition of all relevant Monofrax assets ("asset deal"), which, in addition to fixed assets, also comprises all intangible assets and the entire operating business. The purchase price amounts to about USD 35 million (EUR 26,7 million). For the year ended 31 December 2005, Monofrax had an operating profit (EBIT) of USD 6 million (EUR 4,6 million).
The enforcement of the contracts is subject to different conditions precedent and the approval of the antitrust authorities. The closing of the transaction is expected for the first quarter of 2007.

With the integration of the Monofrax business into its worldwide sales network, RHI Refractories is again significantly strengthening its position as a full-line supplier and now most important independent producer of fused cast refractories specialties.
RHI Refractories thus has another technologically, logistically and economically optimal production site for high-grade refractory products especially for the highly important special glass market in North America. The new production network enables the sales force of RHI and Monofrax to apply their refractories know-how, which will be pooled in the future, to ensure an even more intensive joint market penetration and optimal customer solutions worldwide.

For further information please contact:
RHI AG / Markus Richter
Phone (+43) (1) 50213-6123 / Fax (+43) (1) 50213-6130
E-mail: markus.richter@rhi-ag.com

RHI
AD HOC

December 7, 2006

Conversion of convertible bond improves RHI's equity by EUR 25.76 million

In the year 2002 RHI issued 1,809 subordinated convertible bonds of tranche B and another 1,809 convertible bonds of tranche A. For tranche B it has been possible since January 1, 2003 to convert a convertible bond to 5,500 shares of RHI AG at the beginning of each quarter until the end of 2009; for tranche A this will be possible for the first time on January 1, 2007 and then anytime until the end of 2009. Of the 1,809 convertible of tranche B, a total of 1,302 have been converted to 7,161,000 RHI shares to date; the number of RHI shares currently amounts to 27,081,039.

266 convertible bonds of tranche A and 378 convertible bonds of tranche B have been registered for conversion to a total of 3,542,000 new RHI shares at the next possible conversion date on January 1, 2007. As of January 2, 2007, the total number of RHI shares will increase to 30,623,039 subject to all approvals required and entry of the capital increase in the company register. RHI's equity will improve by EUR 25.76 million as a result to the conversions registered.

New shares from the conversion of convertible bonds are entitled to participate in profits from the beginning of the financial year in which they were issued. A dividend payment for the new shares, which results from a corresponding resolution, will thus only be effected in the following financial year. Therefore, all new shares of RHI AG issued through conversion between January 2, 2007 and the ex dividend day will receive a separate international securities identification number (ISIN). In the following years the same procedure will be applied. The new shares will be admitted to official trading at the Vienna Stock Exchange under ISIN AT0000A03FL5 in 2007. With the expiry of the ex dividend day the new shares will receive the same ISIN as the existing RHI shares.

For further information please contact:
RHI AG / Markus Richter
Phone (+43) (1) 50213-6123 / markus.richter@rhi-ag.com

25 October, 2006

RHI with favourable revenue and earnings increase in Q3

The RHI Group reported revenue in the amount of € 998.6 million in the first three quarters of 2006 (previous year: € 893.9 million), an increase by 11.7%. In the third quarter revenue amounted to € 331.8 million (previous year: € 292.0 million) as a result of the good development of the refractories business worldwide and exceeded the figure of the previous year by 13.6%. Accumulated EBITDA in the RHI Group rose 20.7% to € 130.5 million (previous year: € 108.1 million); EBIT, at € 97.5 million (previous year: € 78,3 million), was up 24.5%. The EBIT margin in the group improved to 9.8% (previous year: 8.8%). Profit before income taxes from continuing operations (Refractories, other) increased by 32.4% to € 79.3 million (previous year: € 59.9 million), and profit after taxes rose 29.9% to € 71.3 million. Profit from discontinued operations (Insulating), which was realised with the closing of the Heraklith transaction in June 2006, amounted to € 60.8 million (previous year: € 9.8 million). The RHI Group's profit thus increased by 104.2 % auf € 132.1 million (previous year: € 64.7 million) in the first three quarters of 2006.

With the focus on refractories, RHI shows a new reporting structure. Since two new members will be added to RHI's Board of Management in 2007 to strengthen customer care and market penetration in the segments "Steel" and "Industrial", reporting already now follows this new management structure. In addition, RHI reports on "Raw Materials, Production, Other" in a third segment. This segment shows the strategic value added by the mining, raw materials and production plants, which predominantly supply the Steel and Industrial segments (for details see Q3 report).

The refractories business continued to develop well in the third quarter of 2006, accumulated sales volume 2006 rose 8.4% to 1,357,000 tonnes. Consolidated revenue improved by 13.6% in the third quarter, accumulated 2006 by 11.7%. Revenue in the Steel segment in Q3 exceeded the previous year by 15.8%, in the Industrial segment by 8.9%; accumulated revenue in the Steel segment was up 11.3%, and 11.8% in the Industrial segment. The overall positive development in the Steel and Industrial segments reflects the favourable economic situation and the worldwide increase in output in RHI's client industries. Incoming orders and the good economic situation of RHI's customer industries indicate a positive business development for the fourth quarter 2006. Forecasts for results in 2007 are also positive, provided there are no unexpected cost, cyclical or exchange rate pressures. In addition to industrial cycles, especially in the steel industry, raw material and energy costs as well as monetary parity, business success is significantly influenced by the consolidation and modernisation of RHI's client industries worldwide.

RHI Media Relations / Volkmar Weilguni / volkmar.weilguni@rhi-ag.com
Phone +43/1/50213-6345 / Fax +43/1/50213-6745 / Mobil: +43 (0)699 1870-6345

RHI Investor Relations / Markus Richter / markus.richter@rhi-ag.com
Phone +43/1/50213-6123 / Fax +43/1/50213-6130

Key figures RHI Group
Q1 – Q3/2006

	2006 Q3	2005 Q3 comparable	Change	2006 Q1-Q3	2005 Q1-Q3 comparable	Change
Revenue	**331.8**	**292.0**	**13.6%**	**998.6**	**893.9**	**11.7%**
EBITDA	**44.1**	**32.2**	**37.0%**	**130.5**	**108.1**	**20.7%**
Operating result (EBIT)	**32.9**	**22.3**	**47.5%**	**97.5**	**78.3**	**24.5%**
Financial result	-5.4	-6.7	13.4%	-19.5	-20.0	-6.0%
Result from associates	0.4	0.6	-33.3%	1.3	1.6	-18.8%
Profit before income taxes	**27.9**	**16.2**	**72.2%**	**79.3**	**59.9**	**32.4%**
Income taxes	-2.8	-1.6	-85.7%	-8.0	-5.0	-52.9%
Profit from continuing operations	**25.1**	**14.6**	**71.9%**	**71.3**	**54.9**	**29.9%**
Profit from discontinued operations	0.0	6.3		60.8	9.8	
Profit	**25.1**	**20.9**	**20.1%**	**132.1**	**64.7**	**104.2%**
Profit attributable to minority interest	0.0	-1.1	55.0%	-2.3	-4.5	32.4%
Profit attributable to equity holders of RHI AG	**25.1**	**19.8**	**26.8%**	**129.8**	**60.2**	**115.6%**
Undiluted earnings per share (in EUR)	**0.92**	**0.87**	**5.7%**	**4.87**	**2.65**	**83.8%**
Diluted earnings per share (in EUR)	**0.64**	**0.55**	**16.4%**	**3.33**	**1.63**	**104.3%**

	2006 Q3	2005 Q3 comparable	Change	2006 Q1-Q3	2005 Q1-Q3 comparable	Change
Revenue	**331.8**	**292.0**	**13.6%**	**998.6**	**893.9**	**11.7%**
Segment Steel	206.1	177.9	15.9%	604.7	543.3	11.3%
Segment Industrial	108.9	100.0	8.9%	350.3	313.4	11.8%
Segment Raw Materials, Production, other	221.5	191.1	15.9%	664.2	591.1	12.4%
Consolidation	-204.7	-177.0	15.6%	-620.6	-553.9	12.0%
EBIT	**32.9**	**22.3**	**47.5%**	**97.5**	**78.3**	**24.5%**
Segment Steel	16.5	9.1	81.3%	47.1	40.6	16.0%
Segment Industrial	12.4	7.7	61.0%	43.8	35.7	22.7%
Segment Raw Materials, Production, other	4.0	5.5	-27.3%	6.6	2.0	230.0%
EBIT margin	**9.9%**	**7.6%**	**29.8%**	**9.8%**	**8.8%**	**11.5%**
Segment Steel	8.0%	5.1%	56.5%	7.8%	7.5%	4.2%
Segment Industrial	11.4%	7.7%	47.9%	12.5%	11.4%	9.8%
Segment Raw Materials, Production, other	1.8%	2.9%	-37.3%	1.0%	0.3%	193.7%

RHI Group >> Quarterly Report III/2006



Key Figures RHI Group

in € million	Q1 - Q3 2006	Q1 - Q3 2005	Change in %
Revenue	**998.6**	893.9	11.7
EBITDA	**130.5**	108.1	20.7
EBITDA margin	**13.1%**	12.1%	8.1
EBIT	**97.5**	78.3	24.5
EBIT margin	**9.8%**	8.8%	11.5
Profit before income taxes	**79.3**	59.9	32.4
Profit from continuing operations	**71.3**	54.9	29.9
Profit from discontinued operations	**60.8**	9.8	520.4
Profit	**132.1**	64.7	104.2
Employees	**6,514**	6,352	2.6

RHI

The RHI Group reported revenue in the amount of € 998.6 million in the first three quarters of 2006 (previous year, comparable to the new structure 2006: € 893.9 million), an increase by 11.7%. In the third quarter revenue amounted to € 331.8 million (previous year: € 292.0 million) as a result of the good development of the refractories business worldwide and exceeded the figure of the previous year by 13.6%. Accumulated EBITDA in the RHI Group rose 20.7% to € 130.5 million (previous year: € 108.1 million); EBIT, at € 97.5 million (previous year: € 78,3 million), was up 24.5%. The EBIT margin in the group improved to 9.8% (previous year: 8.8%). Profit before income taxes from continuing operations (Refractories, other) increased by 32.4% to € 79.3 million (previous year: € 59.9 million), and profit after taxes rose 29.9% to € 71.3 million. Profit from discontinued operations (Insulating), which was realised with the closing of the Heraklith transaction in June 2006, amounted to € 60.8 million (previous year: € 9.8 million). The RHI Group's profit thus increased by 104.2 % to € 132.1 million (previous year: € 64.7 million) in the first three quarters of 2006.

In RHI's consolidated balance sheet at 30 September, 2006, equity, which is still negative, improved by € 123.7 million compared to 31 December, 2005 and now amounts to € -57.4 million. Taking into account the outstanding convertible bonds, equity is thus already positive again. In late 2001, this figure was approximately € -500 million after the write-down and deconsolidation of the US refractories companies. RHI's financial liabilities were cut by more than half since 2001 from more than € 1 billion to now € 487.0 million; including cash and cash equivalents, which increased significantly from € 34.4 million to € 57.5 million in the third quarter of 2006, this figure is only € 429.5 million. This roughly corresponds to the 2.5-fold EBITDA of the focused RHI Group and illustrates RHI's regained financial scope.

Cash flow from operating activities, at € 19.3 million in the first three quarters of 2006 (previous year: € 52.7 million), was below the figure of the previous year. Here it must be noted that, following the Heraklith closing in June, € 34.7 million was used for a complete reduction of other liabilities which existed from former interest and currency swaps relating to the US companies deconsolidated in 2001. Without this effect, cash flow from operating activities was roughly at the level of the previous year with a slight increase in the working capital required. Cash flow from investing activities, at € -18.7 million in the first three quarters of 2006, was below the figure of the previous year of € -32.9 million after important investment projects in China and Italy were completed successfully.

In the USA the Chapter 11 proceedings of the companies deconsolidated at 31 December, 2001 are ongoing. In September 2005, the companies submitted changed plans of reorganisation to the court. The plans, which have been amended several times since, and a document explaining them were voted on in the first half of 2006; the approval rate of all groups of creditors by far exceeded the required minimum levels. The objection period against the plans ended on 12 May, 2006, and in June the confirmation hearing began at the court in Pittsburgh. No objections have been raised against the settlement agreements RHI made with the previous owners of the US companies, Honeywell and Halliburton / DII and the companies operating under Chapter 11 in 2004, so that RHI's results will not be affected by the implementation of the agreements upon completion of the Chapter 11 proceedings. The agreements stipulate that the plans of reorganisation only become effective once Honeywell has paid a further US$ 40 million to RHI.

In June, the court adjourned the confirmation hearing until 26 October 2006 in order to clarify claims made by a small group of creditors against the companies operating under Chapter 11, which, in the opinion of the court, cannot yet be fully assessed. An expert will be called in for this purpose. If this hearing develops positively and the Chapter 11 proceedings progress correspondingly, a formal conclusion is possible in early 2007 due to the deadlines to be complied with in such proceedings. When the court gives its final approval to all plans of reorganisation, RHI will receive full legal security relating to all claims against the US companies operating under Chapter 11. In addition, RHI and its subsidiaries will then become beneficiaries of the court injunctions. Thus all present and future asbestos claims against the deconsolidated US companies would be completed definitively and with legal security.

New segment reporting

RHI, with its new focus on refractories, has laid the strategic and operative foundations for a future geared to high earnings and cash flow. With the closing of the Heraklith transaction in June 2006, RHI has successfully completed the group's restructuring, which began in 2002, and will in the future focus exclusively on extending its leading position in the world refractories market under the RHI Refractories brand.

With the focus on refractories, RHI shows a new reporting structure for the first time in this quarterly report, which corresponds to the internal management of the RHI Group in accordance with the requirements of the International Financial Reporting Standards (IFRS). Since two new members will be added to RHI's Board of Management in January 2007 to strengthen customer care and market penetration in the segments "Steel" and "Industrial," reporting already now follows this new management structure.

RHI Group
Quarterly Report III/2006

Income Statement

in € million	3rd Quarter 2006	3rd Quarter 2005	Q1 - Q3 2006	Q1 - Q3 2005
Continuing operations				
Revenue	**331.8**	**292.0**	**998.6**	**893.9**
Special direct distribution costs	-29.4	-21.2	-77.3	-67.2
Cost of sales	-229.7	-211.7	-700.5	-638.5
Gross profit	**72.7**	**59.1**	**220.8**	**188.2**
Distribution costs	-17.1	-14.9	-52.1	-44.6
Administrative expenses	-24.4	-19.9	-75.0	-69.8
Other income and expenses	1.7	-2.0	3.8	4.5
Operating result (EBIT)	**32.9**	**22.3**	**97.5**	**78.3**
Financial result	-5.4	-6.7	-19.5	-20.0
Result from associates	0.4	0.6	1.3	1.6
Profit before income taxes	**27.9**	**16.2**	**79.3**	**59.9**
Income taxes	-2.8	-1.6	-8.0	-5.0
Profit from continuing operations	**25.1**	**14.6**	**71.3**	**54.9**
Profit from discontinued operations	0.0	6.3	60.8	9.8
Profit	**25.1**	**20.9**	**132.1**	**64.7**
Profit attributable to				
equity holders of RHI AG	25.1	19.8	129.8	60.2
minority interest	0.0	1.1	2.3	4.5
	25.1	20.9	132.1	64.7
in €				
Undiluted earnings per share	0.92	0.87	4.87	2.65
Diluted earnings per share	0.64	0.55	3.33	1.63

Cash Flow Statement

in € million	2006	2005
Cash and cash equivalents at 01.01.	**39.5**	**30.7**
thereof cash and cash equivalents from continuing operations	21.2	19.7
Cash flow from operating activities	19.3	52.7
Cash flow from investing activities	-18.7	-32.9
Cash flow from financing activities	-186.0	-17.5
Cash flow from discontinued operations	203.4	-9.9
Change in cash and cash equivalents due to changes in consolidated group	0.0	12.9
Cash and cash equivalents at 30.09.	**57.5**	**36.0**
thereof cash and cash equivalents from continuing operations	57.5	22.4

Statement of Changes in Equity

in € million	2006	2005
Equity at 01.01.	**-181.1**	**-310.5**
Profit	132.1	64.7
Differences from foreign currency translations	-14.9	15.9
Dividend payments	-1.2	-1.0
Other changes not affecting result	7.7	30.2
Equity at 30.09.	**-57.4**	**-200.7**

RHI Group
Quarterly Report III/2006

Balance Sheet

ASSETS	30.09.2006 in € million	31.12.2005 in € million
Non-current assets		
Property, plant and equipment	383.5	396.6
Goodwill	13.9	13.9
Other intangible assets	12.8	14.5
Shares in associates	14.7	13.9
Financial assets	42.0	42.0
Non-current receivables	2.0	2.3
Deferred tax assets	51.6	57.0
	520.5	**540.2**
Current assets		
Inventories	246.7	237.3
Trade and other current receivables	327.7	421.7
Current portion of non-current receivables	0.8	0.9
Income tax receivables	5.7	4.1
Securities and investments	3.1	3.1
Cash and cash equivalents	57.5	21.2
	641.5	**688.3**
Assets classified as held for sale	0.0	255.7
	1,162.0	**1,484.2**

EQUITY AND LIABILITIES		
Equity attributable to equity holders of RHI AG		
Share capital	196.8	189.5
Group reserves	-273.5	-392.5
	-76.7	**-203.0**
Minority interest	19.3	21.9
	-57.4	-181.1
Non-current liabilities		
Subordinated liabilities payable to financial institutions	400.0	400.0
Subordinated convertible bonds	90.1	96.5
Subordinated liabilities	490.1	496.5
Other non-current financial liabilities	67.6	197.9
Deferred tax liabilities	8.7	12.0
Personnel provisions	277.6	281.8
Other non-current provisions	2.5	2.5
Other non-current liabilities	3.6	23.6
	360.0	517.8
	850.1	**1,014.3**
Current liabilities		
Trade and other current payables	245.5	271.5
Current financial payables	19.4	59.7
Income tax payables	23.8	25.4
Current provisions	80.6	72.5
	369.3	**429.1**
Liabilities classified as held for sale	0.0	221.9
	1,162.0	**1,484.2**

Industrial comprises the client industries cement, lime, glass, nonferrous metals as well as environment, energy and chemicals. In addition, RHI reports on "Raw Materials, Production, Other" in a third segment. This segment shows the strategic value added by the mining, raw materials and production plants, which predominantly supply the Steel and Industrial segments. It also includes RHI's only remaining non-refractories business (Isolit Isolier GmbH), which recorded accumulated revenue amounting to € 12.4 million in 2006, and contributions to earnings by RHI service centers so far shown under Holding/other.

	3rd Quarter		Q1 - Q3	
in € million	**2006**	2005	**2006**	2005
Revenue	**331.8**	**292.0**	**998.6**	**893.9**
Segment Steel	206.1	177.9	604.7	543.3
Segment Industrial	108.9	100.0	350.3	313.4
Segment Raw Materials, Production, other	221.5	191.1	664.2	591.1
Consolidation	-204.7	-177.0	-620.6	-553.9
EBIT	**32.9**	**22.3**	**97.5**	**78.3**
Segment Steel	16.5	9.1	47.1	40.6
Segment Industrial	12.4	7.7	43.8	35.7
Segment Raw Materials, Production, other	4.0	5.5	6.6	2.0
EBIT margin	**9.9%**	**7.6%**	**9.8%**	**8.8%**
Segment Steel	8.0%	5.1%	7.8%	7.5%
Segment Industrial	11.4%	7.7%	12.5%	11.4%
Segment Raw Materials, Production, other	1.8%	2.9%	1.0%	0.3%

The refractories business continued to develop well in the third quarter of 2006, accumulated sales volume 2006 rose 8.4% to 1,357,000 tonnes. Consolidated revenue improved by 13.6% in the third quarter, accumulated 2006 by 11.7%. Revenue in the Steel segment in Q3/2006 exceeded the previous year by 15.8%, in the Industrial segment by 8.9%; accumulated revenue in the Steel segment was up 11.3%, and 11.8% in the Industrial segment. In the course of 2006, revenue in the Industrial segment recorded above-average growth with nonferrous metals and developed below average for glass. The overall positive development in the Steel and Industrial segments reflects the favourable economic situation and the worldwide increase in output in RHI's client industries. EBIT in the RHI Group increased by 24.5% to € 97.5 million (previous year: € 78.3 million) in the first three quarters of 2006, the EBIT margin amounted to 9.8% (previous year: 8.8%). Using RHI's previous reporting structure for comparison, the refractories EBIT margin rose to 10.4% (previous year 10.2%) in the course of 2006.

RHI Refractories uses special melting raw materials in the production of refractories solutions. Roughly half of the amount required is covered by RHI's own production. In order to meet the increasing demand for these very high-grade raw materials optimally in logistical and economical terms, RHI will establish a smelting plant with two electric arc furnaces and an annual capacity of 30,000 tonnes in Isithebe/South Africa. The plants will be set up at a location leased for the long term, and capital expenditure in the amount of € 9 million will be completed by the summer of 2007.

Following the successfully completed restructuring, the RHI Group will in the future focus exclusively on extending its position as the world market leader in refractories under the RHI Refractories brand. Worldwide, there are good opportunities to sustainably expand the excellent market position and earnings power of RHI Refractories in the coming years. The objective is to increase the revenue of approx. € 1.2 billion recorded in 2005 to € 2.0 billion by the year 2010 through organic growth and acquisitions and to achieve an EBIT margin of at least 10%.

Outlook

The outlook for RHI's client industries indicates robust growth overall, however, varying greatly in different regions. Competition for refractories customers, growth potential and market share continues unabated as overcapacities in the refractories industry exist worldwide and increasingly also in China. RHI Refractories will therefore continue to only accept business that ensures adequate contributions to profits and in which RHI can protect itself against the risk of customer default.

Incoming orders and the good economic situation of RHI's customer industries indicate a positive business development for the fourth quarter 2006. Forecasts for the RHI Group results in 2007 are also positive, provided there are no unexpected cost, cyclical or exchange rate pressures. In addition to industrial cycles, especially in the steel industry, raw material and energy costs as well as monetary parity, business success is significantly influenced by the consolidation and modernisation of RHI's client industries worldwide.

Dr. H. Draxler Dr. A. Meier

Dr. E. Zehetner

RHI Share
Quarterly Report III/2006

Stock market figures

in €	**2006**	2005
Lowest share price	**20.90**	21.75
Highest share price	**30.85**	26.50
Share price at 30 September	**30.85**	24.77
Market capitalisation (in € million)	**830.5**	570.5

Financial calendar for 2007

Preliminary results 2006	21 March, 2007
Final results 2006	25 April, 2007
Results Quarter I/2007	3 May, 2007
Annual General Meeting 2007	1 June, 2007
Half-year results 2007	26 July, 2007
Results Quarter III/2007	24 October, 2007

Performance of the RHI share 10/2005 – 09/2006



32.00
30.00
28.00
26.00
24.00
22.00
20.00
EUR
RHI
ATX relative
Oct 05
Nov 05
Dec 05
Jan 06
Feb 06
Mar 06
Apr 06
May 06
Jun 06
Jul 06
Aug 06
Sep 06

The shares of RHI AG are traded on the Vienna Stock Exchange. At the Vienna Stock Exchange, RHI is represented in the Prime Market and the Austrian Traded Index ATX, the lead index and most important trading segment of the Austrian capital market. At 02.10.2006, 27,081,039 common shares of no par value with voting rights of RHI AG were admitted to trading.

ISIN

RHI Share: AT0000676903

Convertible bond
Tranche A: AT0000443049

Convertible bond
Tranche B: AT0000443056

Information on RHI

Investor Relations
Markus Richter
Tel: +43/ 1 / 50213-6123
Fax: +43/ 1 / 50213-6130
E-Mail: rhi@rhi-ag.com
Internet: www.rhi-ag.com

RHI

RHI

Corporate News

October 10, 2006

RHI Refractories establishes new smelting plant in South Africa

The development of RHI Refractories has traditionally been based on the availability of self-produced raw materials. The roots lie in the magnesite of the Austrian Alps, where RHI has operated its own mines for over 125 years. In 2005, RHI produced more than 1.1 million tonnes of magnesite and dolomite, of which 600,000 tonnes were mined in Austria and nearly 300,000 tonnes in Turkey and Italy respectively, from the group's own deposits with sufficient reserves. In March 2006, RHI signed a contract with a Chinese partner regarding the establishment of a joint venture to produce top-quality magnesia, in which RHI will hold an 80% share. From 2008, RHI will be able to cover more than 50% of the Chinese plants' raw material requirements from its own resources. Only few of RHI's competitors have the know-how and the experience to use such potential for their own refractories strategy.

RHI Refractories also uses special melting raw materials in the production of refractories solutions. Roughly half of the amount required is covered by RHI's own production. In order to meet the increasing demand for these very high-grade raw materials optimally in logistical and economical terms, RHI will establish a smelting plant with initially two electric arc furnaces and an annual capacity of 30,000 tonnes in Isithebe/South Africa. In addition to inexpensive electrical power and locally available raw materials, this location is situated very close to the harbours of Richards Bay and Durban. The plants will be established at a site leased for the long term. Capital expenditure in the amount of EUR 9 million will be completed by the summer of 2007. RHI's existing production in South Africa will also be integrated in the Isithebe plant.

Following the successfully completed restructuring, the RHI Group will in the future focus exclusively on extending its position as the world market leader in refractories under the RHI Refractories brand. Worldwide, there are good opportunities to sustainably expand the excellent market position and earnings power of RHI Refractories in the coming years. The objective is to increase the revenue of approx. € 1.2 billion recorded in 2005 to € 2.0 billion by the year 2010 through organic growth and acquisitions and to achieve an EBIT margin of at least 10%.

For further information please contact:
Media Relations / Volkmar Weilguni
Phone +43 (0) 50213-6345 / Fax +43 (0) 50213-6745
Mobile: +43 (0)699 1870-6345 / E-mail: volkmar.weilguni@rhi-ag.com

Investor Relations / Markus Richter
Phone +43 (0) 50213-6123 / Fax +43 (0) 50213-6130
E-mail: markus.richter@rhi-ag.com

26 July, 2006

Favourable RHI half-year balance shows new, focussed Group

Following the Heraklith sale effective 13 June 2006 RHI's half-year consolidated balance sheet shows the structure adjusted for Heraklith with a balance sheet total of € 1.1 billion. The results of the group contain a book profit from the sale in the amount of € 60.8 million, profit for the first half of 2006 amounts to € 107.0 million. Equity, which is still negative in the RHI balance sheet, subsequently improved significantly in the first half of 2006 by € 94.9 million and amounted to € -86.2 million. Taking into account the outstanding RHI convertible bonds, equity is positive again. In late 2001, this figure was approx. € -500 million after the write-down and deconsolidation of the US refractories companies. Since that time, financial liabilities have been cut by more than half from more than € 1 billion to now € 488.6 million; including cash and cash equivalents, this figure is now only € 454.1 million. This roughly corresponds to the 2.5-fold EBITDA of the new and focused RHI, this key figure illustrates the group's regained financial scope.

Overall, the RHI Group reported revenue in the amount of € 666.8 million in the first half of 2006 (previous year, comparable to the new structure 2006: € 601.9 million), an increase by 10.8%. EBITDA amounted to € 86.4 million (€ 75.9 million); EBIT, at € 64.6 million (€ 56.0 million), was up 15.4%. Profit before income taxes rose by 17.6% to € 51.4 million, profit from continuing operations (Refractories, other) was € 46.2 million (€ 40.3 million). Profit from discontinued operations (Insulating) amounted to € 60.8 million (€ 3.5 million); the RHI Group's half-year profit, at € 107.0 million (€ 43.8 million), reached a historic high amounting to 2.5 times the figure of the previous year.

RHI Refractories reported revenue amounting to € 660.0 million in the first half (previous year: € 596.8 million), an increase by 10.6%. Refractories sales volume rose 5.2% to 900,000 tonnes. EBIT amounted to € 67.7 million (€ 66.5 million); the EBIT margin was 10.3% (11.1%). The increase in revenue was accounted for by a slightly under-proportional contribution from global business with steel customers and a disproportionately high contribution from business with customers in the industrial segment. Steel once again realised significant increases in revenue with key accounts in North America and, parallel to production of local steel customers, slight declines in South America. Industrial recorded satisfactory growth in the business units nonferrous metals, environment, energy, chemicals as well as cement and lime as compared to the previous year. Only business with glass customers was still down on the level of the previous year.
Incoming orders and the good economic situation of RHI's customer industries indicate a positive business development for refractories.

RHI Media Relations / Volkmar Weilguni / volkmar.weilguni@rhi-ag.com
Phone +43/1/50213-6345 / Fax +43/1/50213-6745 / Mobil: +43 (0)699 1870-6345

RHI Investor Relations / Markus Richter / markus.richter@rhi-ag.com
Phone +43/1/50213-6123 / Fax +43/1/50213-6130

Key figures RHI Group
1st Half-year 2006

	2006 Q2	2005 Q2 comparable	Change in %	2006 1st Half	2005 1st Half comparable	Change in %
Revenue	**337.5**	**315.6**	**6.9%**	**666.8**	**601.9**	**10.8%**
Refractories	332.9	312.1	6.7%	660.0	596.8	10.6%
Consolidation / Other	4.6	3.5	31.4%	6.8	5.1	33.3%
EBITDA	**44.1**	**38.0**	**16.1%**	**86.4**	**75.9**	**13.8%**
Refractories	45.4	44.3	2.5%	89.5	86.3	3.7%
Overhead/other	-1.3	-6.3	79.4%	-3.1	-10.4	70.2%
Operating result (EBIT)	**32.9**	**28.0**	**17.5%**	**64.6**	**56.0**	**15.4%**
Refractories	34.2	34.4	-0.6%	67.7	66.5	1.8%
Overhead/other	-1.3	-6.4	79.7%	-3.1	-10.5	70.5%
Financial result	-7.1	-8.2	13.4%	-14.1	-13.3	-6.0%
Result from associates	0.3	0.4	-25.0%	0.9	1.0	-10.0%
Profit before income taxes	**26.1**	**20.2**	**29.2%**	**51.4**	**43.7**	**17.6%**
Income taxes	-2.6	-1.4	-85.7%	-5.2	-3.4	-52.9%
Profit from continuing operations	**23.5**	**18.8**	**25.0%**	**46.2**	**40.3**	**14.6%**
Profit from discontinued operations	55.2	3.0		60.8	3.5	
Profit	**78.7**	**21.8**	**261.0%**	**107.0**	**43.8**	**144.3%**
Profit attributable to minority interest	-0.9	-2.0	55.0%	-2.3	-3.4	32.4%
Profit attributable to equity holders of RHI AG	**77.8**	**19.8**	**292.9%**	**104.7**	**40.4**	**159.2%**
Undiluted earnings per share (in EUR)	**2.92**	**0.84**	**247.6%**	**3.95**	**1.78**	**121.9%**
Diluted earnings per share (in EUR)	**1.98**	**0.52**	**280.8%**	**2.69**	**1.08**	**149.1%**

Note: As RHI's Boards had already presented their decision to sell the Heraklith Group in 2005, the insulating division is shown as "discontinued" operations in RHI's consolidated financial statements in accordance with the IFRS regulations.

The income statement shows the contributions to revenue and earnings without the Insulating division up to the profit of continuing operations (Refractories, other).

Profit from discontinued operations (Insulating) 2006 shows the book profit which arose for RHI with the closing of the sales of the Heraklith Group on 13 June, 2006.

The Half-year Report 2006 is available on RHI's website under www.rhi-ag.com at http://www.rhi-ag.com/internet/en/corpsvc/ir/Quarterly_20Reports.html for downloading, and also as an online report at the http://www.rhi-ag.com/internet/en/corpsvc/ir/Reports_20-_20Online.html.

RHI Group >> Half-year Report 2006



Key Figures RHI Group

in € million	**Ist Half 2006**	2005	Change in %
Revenue	**666.8**	601.9	10.8
EBITDA	**86.4**	75.9	13.8
EBITDA margin	**13.0%**	12.6%	2.8
EBIT	**64.6**	56.0	15.4
EBIT margin	**9.7%**	9.3%	4.1
Profit before income taxes	**51.4**	43.7	17.6
Profit from continuing operations	**46.2**	40.3	14.6
Profit from discontinued operations	**60.8**	3.5	
Profit	**107.0**	43.8	144.3
Employees	**6,488**	6,325	2.6

RHI

Half-year Report 2006

In January 2006, RHI signed a contract with the Knauf Group regarding the sale of the Heraklith Group; a purchase price of € 230 million was agreed upon on a debt-free basis. In June the transaction was closed: upon receipt of the purchase price, RHI transferred all stakes held in Heraklith AG to the Knauf Group on 13 June.

RHI's consolidated balance sheet at 30 June, 2006 shows the structure adjusted for Heraklith with a balance sheet total of € 1.1 billion. The first-half results of the group contain a book profit ("profit from discontinued operations") from the sale in the amount of € 60.8 million. Profit for the first half of 2006 amounts to € 107.0 million. Equity, which is still negative in the RHI balance sheet, subsequently improved significantly by € 94.9 million and amounted to € -86.2 million at 30 June, 2006. Taking into account the outstanding RHI convertible bonds, equity is positive again. In late 2001, this figure was approx. € -500 million after the write-down and deconsolidation of the US refractories companies.

With the closing of the Heraklith transaction RHI has successfully completed the group's restructuring, which began in 2002, and will in the future focus exclusively on its leading position in the world refractories market under the RHI Refractories brand. Worldwide there are good opportunities to expand RHI's strong market position and earnings power sustainably in the coming years. The objective is to increase the revenue of € 1.2 billion recorded in 2005 to € 2.0 billion in the next five years through organic growth and acquisitions and to achieve an EBIT margin of at least 10%.

Overall, the RHI Group reported revenue in the amount of € 666.8 million in the first half of 2006 (previous year, comparable to the new structure 2006: € 601.9 million), an increase by 10.8%. EBITDA amounted to € 86.4 million (previous year: € 75.9 million); EBIT, at € 64.6 million (previous year: € 56.0 million), was up 15.4% on the previous year. Profit before income taxes rose by 17.6% to € 51.4 million, profit from continuing operations (Refractories, other) was € 46.2 million (previous year: € 40.3 million). Profit from discontinued operations (Insulating) amounted to € 60.8 million (previous year: € 3.5 million); the RHI Group's profit, at € 107.0 million, reached a historic high in the first half of 2006, amounting to 2.5 times the figure of the previous year (€ 43.8 million).

The cash flow statement of the first half of 2006 also clearly reflects the positive effects of the sale of Heraklith. The proceeds from the sale were primarily used to amortise liabilities to banks; cash flow from financing activities amounts to € -182.8 million. Moreover, cash and cash equivalents rose by € 13.3 million to € 34.5 million at 30 June, 2006. Another € 34.7 million were used to reduce liabilities in time, but mostly ahead of schedule, which still existed from interest and foreign currency swaps relating to the deconsolidated US companies. Cash flow from operating activities was negative at € -15.8 million (previous year: € 26.1 million) in the first half of 2006 as a result of this early repayment, a reduction in trade payables and the increase in trade receivables due to the positive business development. Financial liabilities have been cut by more than half since the end of 2001 from more than € 1 billion to now € 488.6 million; including cash and cash equivalents, this figure is now only € 454.1 million. This roughly corresponds to the 2.5-fold EBITDA of the new and focused RHI. This key figure illustrates the group's regained financial scope.

In the USA the Chapter 11 proceedings of the companies deconsolidated at December 31, 2001 are ongoing. In September 2005, the companies submitted changed plans of reorganisation to the court. The plans, which have been amended several times since, and a document explaining them were voted on in the first half of 2006; the approval rate of all groups of creditors by far exceeded the required minimum levels. The objection period against the plans ended on 12 May, 2006, and in June the confirmation hearing began at the court in Pittsburgh. No objections have been raised against the settlement agreements RHI made with the previous owners of the US companies, Honeywell and Halliburton / DII and the companies operating under Chapter 11 in 2004, so that RHI's results will not be affected by the implementation of the agreements upon completion of the Chapter 11 proceedings. The agreements stipulate that the plans of reorganisation only become effective once Honeywell has paid a further US$ 40 million to RHI.

The court has adjourned the confirmation hearing until October 2006 in order to clarify claims made by a small group of creditors against the companies operating under Chapter 11, which, in the opinion of the court, can currently not be fully assessed. An expert will be called in for this purpose. With this date, a formal conclusion of the Chapter 11 proceedings is to be expected for early 2007 due to the deadlines to be complied with in such proceedings. When the court gives its final approval to all plans of reorganisation, RHI will receive full legal security relating to all claims against the US companies operating under Chapter 11. In addition, RHI and its subsidiaries will then become beneficiaries of the court injunctions. Thus all present and future asbestos claims against the deconsolidated US companies would be completed definitively and with legal security.

RHI Group
Half-year Report 2006

Income Statement

in € million	2nd Quarter 2006	2nd Quarter 2005	1st Half 2006	1st Half 2005
Continuing operations				
Revenue	**337.5**	**315.6**	**666.8**	**601.9**
Special direct distribution costs	-25.0	-25.7	-47.9	-46.0
Cost of sales	-238.4	-218.7	-470.8	-426.8
Gross profit	**74.1**	**71.2**	**148.1**	**129.1**
Distribution costs	-17.4	-17.8	-35.0	-29.7
Administrative expenses	-26.4	-27.2	-50.6	-49.9
Other income and expenses	2.6	1.8	2.1	6.5
Operating result (EBIT)	**32.9**	**28.0**	**64.6**	**56.0**
Financial result	-7.1	-8.2	-14.1	-13.3
Result from associates	0.3	0.4	0.9	1.0
Profit before income taxes	**26.1**	**20.2**	**51.4**	**43.7**
Income taxes	-2.6	-1.4	-5.2	-3.4
Profit from continuing operations	**23.5**	**18.8**	**46.2**	**40.3**
Profit from discontinued operations	55.2	3.0	60.8	3.5
Profit	**78.7**	**21.8**	**107.0**	**43.8**
Profit attributable to				
equity holders of RHI AG	77.8	19.8	104.7	40.4
minority interest	0.9	2.0	2.3	3.4
	78.7	21.8	107.0	43.8

in €	2nd Quarter 2006	2nd Quarter 2005	1st Half 2006	1st Half 2005
Undiluted earnings per share	2.92	0.84	3.95	1.78
Diluted earnings per share	1.98	0.52	2.69	1.08

Cash Flow Statement

in € million	2006	2005
Cash and cash equivalents at 01.01.	**39.5**	**30.7**
thereof cash and cash equivalents from continuing operations	21.2	19.7
Cash flow from operating activities	-15.8	26.1
Cash flow from investing activities	-9.8	-16.2
Cash flow from financing activities	-182.8	-12.5
Cash flow from discontinued operations	203.4	-4.4
Change in cash and cash equivalents due to changes in consolidated group	0.0	12.9
Cash and cash equivalents at 30.06.	**34.5**	**36.6**
thereof cash and cash equivalents from continuing operations	34.5	17.5

Statement of Changes in Equity

in € million	2006	2005
Equity at 01.01.	**-181.1**	**-310.5**
Profit	107.0	43.8
Differences from foreign currency translations	-17.7	13.6
Dividend payments	-1.1	-0.7
Other changes not affecting result	6.7	13.0
Equity at 30.06.	**-86.2**	**-240.8**

RHI Share
Half-year Report 2006

Stock market figures

in €	1st Half 2006	2005
Lowest share price	**20.90**	21.75
Highest share price	**26.90**	24.88
Share price at 30 June	**25.30**	22.52
Market capitalisation (in € million)	**673.0**	517.3

Financial calendar for 2006

Annual General Meeting	1 June, 2006
Half-year results	26 July, 2006
Results Q3	25 October, 2006

Performance of the RHI share 07/2005 – 06/2006



32.00
30.00
28.00
26.00
24.00
22.00
20.00
EUR
RHI
ATX relative
Jul 05
Aug 05
Sep 05
Oct 05
Nov 05
Dec 05
Jan 06
Feb 06
Mar 06
Apr 06
May 06
Jun 06

The shares of RHI AG are traded on the Vienna Stock Exchange. At the Vienna Stock Exchange, RHI is represented in the Prime Market and the Austrian Traded Index ATX, the lead index and most important trading segment of the Austrian capital market. At 01.07.2006, 26,921,539 common shares of no par value with voting rights of RHI AG were admitted to trading.

ISIN

RHI Share: AT0000676903

Convertible bond
Tranche A: AT0000443049

Convertible bond
Tranche B: AT0000443056

Information on RHI

Investor Relations
Markus Richter
Tel: +43/ 1 / 50213-6123
Fax: +43/ 1 / 50213-6130
E-Mail: rhi@rhi-ag.com
Internet: www.rhi-ag.com

RHI

RHI
Corporate News

June 13, 2006

RHI AG successfully completes sale of the Heraklith insulating materials group

On January 13, 2006, RHI signed a contract with the Knauf Group regarding the sale of the Heraklith Group. A purchase price of EUR 230 million on a debt-free basis was agreed. Today the transaction was closed; upon receipt of the purchase price, RHI has transferred all shares held in Heraklith AG to the Knauf Group.

The sale results in a book profit of more than EUR 60 million for RHI and a corresponding improvement in equity. Net liabilities to banks in the RHI Group are reduced to some EUR 450 million following the closing, including RHI's EUR 400 million liabilities to banks, subordinated and interest free until end of 2006 (so-called "mezzanin capital"). At the beginning of RHI's restructuring in early 2002, net liabilities to banks exceeded EUR 1,000 million.

With the sale of the Heraklith Group, RHI has successfully completed the realignment of the group portfolio started in 2002 and will in the future concentrate exclusively on expanding its position as world market leader in its core refractories business under the RHI Refractories brand.

RHI will use the newly gained financial scope for the consistent expansion of the refractories business. Good opportunities are arising worldwide to extend the strong market position and earnings power of RHI Refractories sustainably in the coming years. The objective is to increase revenue from currently EUR 1.2 billion to EUR 2.0 billion in the next five years based on organic growth and acquisitions.

For further information please contact:
Media Relations / Volkmar Weilguni
Phone +43/1/50213-6345 / Fax +43/1/50213-6745
Mobile: +43 (0)699 1870-6345 / E-mail: volkmar.weilguni@rhi-ag.com

Investor Relations / Markus Richter
Phone +43/1/50213-6123 / Fax +43/1/50213-6130
E-mail: markus.richter@rhi-ag.com

RHI

RHI AG
Wienerbergstrasse 11, A-1100 Vienna
P.O.Box 143, A-1011 Vienna, Austria
Tel.: +43/1/502 13-6123
Fax: +43/1/502 13-6213
E-mail: rhi@rhi-ag.com
www.rhi-ag.com

INVITATION

to the 27th Annual General Meeting of the Shareholders of RHI AG

taking place on June 1, 2006, 13.00, at Studio 44 der Österr. Lotterien, 1030 Vienna, Rennweg 44

1. Presentation of the approved financial statements, consolidated financial statements 2005 and notes, as well as the summarized management report and the report of the Supervisory Board for the financial year 2005.

2. Resolution on the allocation of accumulated profit shown in the financial statements 2005 of RHI AG.

3. Resolution on the acceptance of the report of the members of the Board of Management and the Supervisory Board for the financial year 2005.

4. Resolution on the remuneration of the members of the Supervisory Board for the financial year 2005.

5. Resolution on the authorization of the Company to acquire treasury shares in accordance with § 65 para 1 (4) AktG in the amount of up to 11,000 no-par shares at the share price of the day this authorization to issue shares to employees and executives of the Company as well as to members of management, executives and employees of Group Companies, is exercised within the framework of the "employee stock ownership plan 4 plus 1". The authorization for acquisition shall be valid for 18 months from the day of the resolution.

6. Resolution on amendments to the articles of association as follows:

   a) In § 11 para. 2), for the purpose of reducing the term of members of the Supervisory Board so that this section reads as follows:

   "2) Their term of office shall expire at the close of the Annual General Meeting convened to approve their decisions during the second financial year following their election, not counting the financial year in which they were elected. Members may be re-elected."

   b) In § 14 para. 1), for the purpose of updating this section, removal of the reference to the Austrian Company Law Amendment Act 1982, so that it reads as follows:

   "1) The Supervisory Board may stipulate certain transactions or certain types of transaction which require its approval. In stipulating the said transactions or types of transaction, the Supervisory Board shall take due account of statutory provisions."

c) In § 15, for the purpose of updating this section, removal of the reference to the Supervisory Board tax so that it reads as follows:

"In addition to reimbursement of their expenses, the members of the Supervisory Board shall receive remuneration payable at the close of the financial year, the amount of which shall be decided by the Annual General Meeting. In addition, those members of the Supervisory Board who, in their capacity as member of the Supervisory Board, have undertaken extraordinary duties in the interests of the Company, shall receive separate remuneration, to be set by the Annual General Meeting."

d) In § 16 para. 1), for the purpose of updating this section, deleting Ferndorf as a possible venue of the Annual General Meeting so that it reads as follows:

"1) The Annual General Meeting shall be convened by the Board of Management or the Supervisory Board. The venue of the Annual General Meeting shall be stipulated in the invitation to attend and may be Vienna, Radenthein, Hochfilzen or a capital of one of the Austrian Länder."

Note: A comparison of the Articles of Association in the current version with the version according to the proposed amendments is available on the Company's website in the Internet and will be posted upon request.

7. Elections to the Supervisory Board
   a) Election to replace a Supervisory Board member whose term has ended
   b) Election of an additional Supervisory Board member.

8. Appointment of the auditor of the financial statements and consolidated financial statements for the financial year 2006.

All those shareholders are entitled to participate in the Annual General Meeting who, by May 26, 2006 deposit their shares with Erste Bank der oesterreichischen Sparkassen AG, Vienna, with another Austrian bank, with an Austrian notary public, or in Germany with Bayerische Hypo- und Vereinsbank AG, Deutsche Bank AG, Merck Finck & Co., Munich, or with the Company and keep them blocked until the end of the Annual General Meeting.

The depositing agents are obliged to submit the certificate of deposit to our company by May 29, 2006 (in advance per fax number: ++43/1/50213-6281).

In order to ensure smooth registration procedures, we request that the shareholders arrive at the location of the Annual General Meeting in time before the beginning. Shareholders will be admitted to collect certificates of proxy at 12.00 noon.

Questions whose answers require longer preparation should be submitted in writing to the Board of Management well before the shareholder meeting in order to avoid that the meeting be unnecessarily prolonged.

Printed copies of the annual report 2005, which contains the financial statements and consolidated financial statements 2005, the summarized management report for the financial year 2005 and the report of the Supervisory Board, are available to the public in accordance with § 83 para. 3 BörseG (Stock Exchange Act) at the headquarters of the company in 1100 Vienna, Wienerbergstraße 11 and at Erste Bank der oesterreichischen Sparkassen AG, 1010 Vienna, Graben 21, as the paying agent.

Vienna, May 2006

The Board of Management

RHI

Corporate News

4 May, 2006

RHI starts 2006 with good results

Overall, the RHI Group reported revenue in the amount of € 329.3 million in the first quarter of 2006 (previous year: € 286.3 million), an increase by 15.0%. EBITDA amounted to € 42.3 million (previous year: € 37.9 million), EBIT, at € 31.7 million (previous year: € 28.0 million) was up 13.2% on the previous year; Refractories accounted for € 33.5 million. Profit before income taxes rose by 7.7% to € 25.3 million. Profit from continuing operations was € 22.7 million; discontinued operations (Insulating) contributed € 5.6 million to profit (previous year: € 0.5 million). The RHI Group's profit totalled € 28.3 million in the first quarter of 2006 (previous year: € 22.0 million), up 28.6%. Diluted earnings per share amounted to € 0.71(previous year: € 0.56), an increase by 26.8%.

In the first quarter of 2006, RHI Refractories reported revenue amounting to € 327.1 million (previous year: € 284.7 million), an increase by 14.9%. Refractories sales volume rose by 6.3% to 450,000 tons. In view of the declining steel output in all regions except China and India in the first quarter of 2006, this development is very positive and confirms the success of RHI's consistent pricing policy. Revenue from steel customers worldwide exceeded the same quarter of the previous year by 7%, with above-average business growth with key accounts in North America. In the industrial business unit, revenue increased by more than 28% on the same quarter of the previous year; in particular, project business with the cement, non-ferrous metals, environment, energy and chemicals industries developed very successfully. Refractories recorded EBIT of € 33.5 million (previous year: € 32.1 million) and an EBIT margin of 10.2% (previous year: 11.3%). RHI thus managed to raise the EBIT margin to a two-digit figure again by increasing prices and improving capacity utilisation despite continuing cost increases for high-grade raw materials and energy.

Forecasts for the RHI Group results in 2006 are positive overall, provided there are no unexpected cost, cyclical or exchange rate pressures. In addition to industrial cycles, especially in the steel industry, and monetary parity, business success of the core refractories business is significantly influenced by the consolidation and modernisation of the client industries worldwide. Incoming orders and the good economic situation of RHI's customer industries indicate a positive business development for refractories.
RHI Refractories aims to reach a two-digit EBIT margin again in 2006 based on the implementation of price increases to cover further cost increases.

For further information please contact:
Media Relations / Volkmar Weilguni
Phone +43/1/50213-6345 / Fax +43/1/50213-6745
Mobil: +43 (0)699 1870-6345 / E-mail: volkmar.weilguni@rhi-ag.com

Investor Relations / Markus Richter
Phone +43/1/50213-6123 / Fax +43/1/50213-6130
E-mail: markus.richter@rhi-ag.com

RHI

Key figures RHI Group

1st Quarter 2006

	2006 Q1 comparable	2005 Q1 reported	Change in %	2006 Q1	2005 Q1 new	Change in %
Revenue	**388.7**	**331.9**	**17.1%**	**329.3**	**286.3**	**15.0%**
Refractories	327.1	284.7	14.9%	327.1	284.7	14.9%
Insulating	60.1	46.3	29.8%	-	-	-
Consolidation / Other	1.5	0.9	-	2.2	1.6	-
EBITDA	**50.5**	**41.8**	**20.8%**	**42.3**	**37.9**	**11.6%**
Refractories	44.1	42.0	5.0%	44.1	42.0	5.0%
Insulating	8.2	3.9	110.3%	-	-	-
Overhead/other	-1.8	-4.1	-	-1.8	-4.1	-
Operating result (EBIT)	**36.5**	**29.0**	**25.9%**	**31.7**	**28.0**	**13.2%**
Refractories	33.5	32.1	4.4%	33.5	32.1	4.4%
Insulating	4.8	1.0	380.0%	-	-	-
Overhead/other	-1.8	-4.1	-	-1.8	-4.1	-
Financial result				-7.0	-5.1	-37.3%
Result from associates				0.6	0.6	0.0%
Profit before income taxes				**25.3**	**23.5**	**7.7%**
Income taxes				-2.6	-2.0	-30.0%
Profit from continuing operations				**22.7**	**21.5**	**5.6%**
Profit from discontinued operations				5.6	0.5	1,020.0%
Profit				**28.3**	**22.0**	**28.6%**
Profit attributable to minority interest				-1.4	-1.4	0.0%
Profit attributable to equity holders of RHI AG				**26.9**	**20.6**	**30.6%**
Undiluted earnings per share (in EUR)				**1.03**	**0.94**	**9.6%**
Diluted earnings per share (in EUR)				**0.71**	**0.56**	**26.8%**

Note: As RHI's Boards had already presented their decision to sell the Heraklith Group in 2005, the insulating division is shown as "discontinued" operations in RHI's consolidated financial statements in accordance with the IFRS regulations.

The income statement shows the contributions to revenue and results adjusted for the deconsolidated insulating division up to profit from continuing operations (refractories, other).

Profit from discontinued operations (insulating) is then added in order to make the profit of the RHI Group in 2005 comparable with the figure of the previous year. When the Heraklith transaction is completed, the balance sheet and results of the new, focussed RHI will be fully visible for the first time.

RHI Group >> Quarterly Report I/2006



Key Figures RHI Group

in € million	Ist Quarter 2006	2005	Change in %
Revenue	**329.3**	286.3	15.0
EBITDA	**42.3**	37.9	11.6
EBITDA margin	**12.8%**	13.2%	-3.0
EBIT	**31.7**	28.0	13.2
EBIT margin	**9.6%**	9.8%	-2.0
Profit before income taxes	**25.3**	23.5	7.7
Profit from continuing operations	**22.7**	21.5	5.6
Profit from discontinued operations	**5.6**	0.5	1,020.0
Profit	**28.3**	22.0	28.6
Employees	**6,368**	6,165	3.3

RHI

Quarterly Report I/2006

As RHI's corporate bodies had already presented their decision to sell the Heraklith Group in September 2005, the insulating division has since been shown as discontinued operations in accordance with the IFRS regulations. In the consolidated balance sheet the Heraklith Group is shown as an item on the assets and the liabilities sides respectively, while the financial relations between RHI AG and Heraklith are only shown as RHI accounts receivable from Insulating.
The income statement shows the contributions to revenue and results adjusted for the deconsolidated insulating division up to profit from continuing operations. Profit from discontinued operations is then added in order to make the profit of the RHI Group comparable with the figure of the previous year. When the Heraklith transaction is completed, the balance sheet and results of the new, focused RHI will be fully visible for the first time.

Overall, the RHI Group reported revenue in the amount of € 329.3 million in the first quarter of 2006 (previous year: € 286.3 million), an increase by 15.0%. EBITDA amounted to € 42.3 million (previous year: € 37.9 million), EBIT, at € 31.7 million (previous year: € 28.0 million) was up 13.2% on the previous year; Refractories accounted for € 33.5 million. Profit before income taxes rose by 7.7% to € 25.3 million. Profit from continuing operations was € 22.7 million; discontinued operations (Insulating) contributed € 5.6 million to profit (previous year: € 0.5 million). The RHI Group's profit totalled € 28.3 million in the first quarter of 2006 (previous year: € 22.0 million), up 28.6%. Diluted earnings per share amounted to € 0.71(previous year: € 0.56), an increase by 26.8%.

The group's equity, which is still negative, improved by € 25.9 million in the reporting period and amounted to € -155.2 million at 31 March, 2006. At 1 April, 2006, a further 95 subordinated convertible bonds of tranche B were converted to 522,500 new RHI shares. 1,215 bonds have been converted to date. The number of RHI shares rose to 26,602,539 in April 2006.

In den USA The Chapter 11 proceedings of the US refractories firms NARCO, Harbison-Walker, AP Green and GIT, which were deconsolidated at 31 December, 2001, are ongoing. On 15 September, 2005, the companies operating under Chapter 11 submitted changed plans of reorganisation to the court. The plans, which have been amended several times since, have since been sent out for approval, along with a document explaining them; the approval of all groups of creditors far exceeds the required minimum levels. The final period for objection against the plans ends on 12 May, 2006. The final hearing is currently scheduled for June 2006.

The US Senate is continuing to debate the FAIR (Fairness in Asbestos Injuries Resolution) Act, which requires the mandatory legal transferral of present and future asbestos claims to a national fund.
In a vote taken on 7 February, 2006 relating to only the procedures of discussing the bill, the Senate voted 98 to 1 in favour of a vote on the bill. To enable a further debate in the US Senate a minimum of 60 votes is required, which is currently still uncertain. Possible effects of a FAIR Act on the ongoing Chapter 11 proceedings cannot yet be determined.

RHI Refractories

	I[st] Quarter	
in € million	**2006**	2005
Revenue	**327.1**	284.7
EBITDA	**44.1**	42.0
EBITDA margin	**13.5%**	14.8%
EBIT	**33.5**	32.1
EBIT margin	**10.2%**	11.3%
Employees	**6,239**	6,040

RHI Refractories operates two refractories production plants in the Chinese province Liaoning. Total capacity is currently being significantly extended; a third plant will be commissioned in the middle of the year. The main raw material for refractories is magnesite, and 20% of the world's deposits of this mineral are located in the Liaoning province. Before being used as a refractory raw material, the mineral undergoes a multi-stage treatment and firing process, in which it is turned into magnesia of different qualities. RHI currently covers 50% of its raw material needs from its own mines and raw material deposits in Austria, Italy and Turkey.

To secure raw material supply for the Chinese RHI plants in Bayuquan and Dalian in the long term, RHI will establish a joint venture to produce top-quality magnesia with its Chinese partner Liaoning Jinding Magnesite Group Co. Ltd. (JDMG). Construction is scheduled to begin in mid-2006 once all approvals have been obtained. The first production line is to be commissioned in mid-2007, a second one in 2008. RHI will hold an 80% share in the company to be established, while its partner, JDMG, will hold 20%. Capital expenditure for two production lines, which will cover more than 50% of the raw material requirements of the Chinese plants, amounts to € 35 million; overall, RHI's financing requirements total nearly € 40 million. This sustainable investment in the strategic supply of the Chinese plants and other RHI plants in Europe and North America with top-quality magnesia substantially reduces RHI's dependence on world market suppliers.

RHI Group
Quarterly Report I/2006

Income Statement

in € million	1st Quarter 2006	2005
Continuing operations		
Revenue	**329.3**	**286.3**
Special direct distribution costs	-22.9	-20.3
Cost of sales	-237.9	-208.1
Gross profit	**68.5**	**57.9**
Distribution costs	-12.1	-11.9
Administrative expenses	-24.2	-22.7
Other income and expenses	-0.5	4.7
Operating result (EBIT)	**31.7**	**28.0**
Financial result	-7.0	-5.1
Result from associates	0.6	0.6
Profit before income taxes	**25.3**	**23.5**
Income taxes	-2.6	-2.0
Profit from continuing operations	**22.7**	**21.5**
Profit from discontinued operations	5.6	0.5
Profit	**28.3**	**22.0**
Profit attributable to		
equity holders of RHI AG	26.9	20.6
minority interest	1.4	1.4
	28.3	22.0
in €		
Undiluted earnings per share	1.03	0.94
Diluted earnings per share	0.71	0.56

Cash Flow Statement

in € million	2006	2005
Cash and cash equivalents at 01.01.	**39.5**	**30.7**
thereof cash and cash equivalents from continuing operations	21.2	19.7
Cash flow from operating activities	2.5	18.0
Cash flow from investing activities	-5.4	-3.8
Cash flow from financing activities	2.8	-13.0
Cash flow from discontinued operations	4.2	-1.3
Change in cash and cash equivalents due to changes in consolidated group	0.0	12.3
Cash and cash equivalents at 31.03.	**43.6**	**42.9**
thereof cash and cash equivalents from continuing operations	21.1	20.9

Statement of Changes in Equity

in € million	2006	2005
Equity at 01.01.	**-181.1**	**-310.5**
Profit	28.3	22.0
Differences from foreign currency translations	-6.1	1.0
Dividend payments	0.0	0.0
Other changes not affecting result	3.7	13.4
Equity at 31.03.	**-155.2**	**-274.1**

RHI Group
Quarterly Report I/2006

Balance Sheet

ASSETS	31.03.2006 in € million	31.12.2005 in € million
Non-current assets		
Property, plant and equipment	389.7	396.6
Goodwill	13.9	13.9
Other intangible assets	13.8	14.5
Shares in associates	14.4	13.9
Financial assets	42.0	42.0
Non-current receivables	2.2	2.3
Deferred tax assets	55.7	57.0
	531.7	**540.2**
Current assets		
Inventories	233.7	237.3
Trade and other current receivables	445.8	421.7
Current portion of non-current receivables	0.9	0.9
Income tax receivables	6.2	4.1
Securities and investments	3.1	3.1
Cash and cash equivalents	21.1	21.2
	710.8	**688.3**
Assets classified as held for sale	267.7	255.7
	1,510.2	**1,484.2**

EQUITY AND LIABILITIES		
Equity attributable to equity holders of RHI AG		
Share capital	193.3	189.5
Group reserves	-370.9	-392.5
	-177.6	**-203.0**
Minority interest	22.4	21.9
	-155.2	-181.1
Non-current liabilities		
Subordinated liabilities payable to financial institutions	400.0	400.0
Subordinated convertible bond	93.1	96.5
Subordinated liabilities	493.1	496.5
Other non-current financial liabilities	210.9	197.9
Deferred tax liabilities	11.7	12.0
Personnel provisions	280.8	281.8
Other non-current provisions	2.5	2.5
Other non-current liabilities	23.8	23.6
	529.7	517.8
	1,022.8	**1,014.3**
Current liabilities		
Trade and other current payables	247.7	271.5
Current financial payables	67.6	59.7
Income tax payables	26.1	25.4
Current provisions	73.2	72.5
	414.6	**429.1**
Liabilities classified as held for sale	228.0	221.9
	1,510.2	**1,484.2**

In addition to continuously securing high-quality raw materials, which are indispensable to the production of the technologically leading refractories by RHI Refractories, the joint venture also achieves important economic optimisation. Following the commissioning, this will continue to improve RHI's earnings quality based on enhanced backward integration.

In the first quarter of 2006, RHI Refractories reported revenue amounting to € 327.1 million (previous year: € 284.7 million), an increase by 14.9%. Refractories sales volume rose by 6.3% to 450,000 tons. In view of the declining steel output in all regions except China and India in the first quarter of 2006, this development is very positive and confirms the success of RHI's consistent pricing policy. Revenue from steel customers worldwide exceeded the same quarter of the previous year by 7%, with above-average business growth with key accounts in North America. In the industrial business unit, revenue increased by more than 28% on the same quarter of the previous year; in particular, project business with the cement, non-ferrous metals, environment, energy and chemicals industries developed very successfully.

Refractories recorded EBIT of € 33.5 million in the first quarter of 2006 (previous year: € 32.1 million) and an EBIT margin of 10.2% (previous year: 11.3%). RHI thus managed to raise the EBIT margin to a two-digit figure again by increasing prices and improving capacity utilisation despite continuing cost increases for high-grade raw materials and energy.

The dynamic growth in Asian countries will continue to be a decisive factor determining capacity utilisation for the commodity industries important to refractories. Availability and cost development of important resources are crucial elements in the economic situation of RHI's customers. The economic outlook for RHI's client industries in 2006 indicates robust growth overall, however, varying greatly in different regions.

Competition for customers, growth potential and market share continues unabated as overcapacities in the refractories industry exist worldwide and increasingly also in China. RHI Refractories will therefore only accept business in 2006 that ensures adequate contributions to profits and in which RHI can protect itself against the risk of customer default.

Heraklith (discontinued operations)

	1st Quarter	
in € millon	**2006**	2005
Revenue	**60.1**	46.3
EBITDA	**8.2**	3.9
EBITDA margin	**13.6%**	8.4%
EBIT	**4.8**	1.0
EBIT margin	**8.0%**	2.2%
Employees	**2,210**	2,218

Heraklith (Insulating) reported revenue of € 60.1 million in the first quarter of 2006 (previous year: € 46.3 million), up 29.8% on the first quarter of the previous year. EBIT, at € 4.8 million (previous year: € 1.0 million), exceeded the figure of the previous year significantly. Heraklith benefited from the integration of the Slovenian companies acquired at the end of 2004 and from a tangible upturn in building construction activities in Germany and Austria.

Outlook

RHI has laid the strategic and operative foundations for a future geared to high earnings and cash flow. A positive completion of the US Chapter 11 proceedings in the summer of 2006 is possible but uncertain due to possible appeals, which may delay the proceedings. With a completion in 2006, RHI would be able to successfully conclude the reorganisation of the group, which was started in late 2001 and scheduled for five years.

Forecasts for the RHI Group results in 2006 are positive overall, provided there are no unexpected cost, cyclical or exchange rate pressures. In addition to industrial cycles, especially in the steel industry, and monetary parity, business success of the core refractories business is significantly influenced by the consolidation and modernisation of the client industries worldwide.

Incoming orders and the good economic situation of RHI's customer industries indicate a positive business development for refractories. RHI Refractories aims to reach a two-digit EBIT margin again in 2006 based on the implementation of price increases to cover further cost increases.

Dr. H. Draxler Dr. A. Meier

Dr. E. Zehetner

RHI Share
Quarterly Report I/2006

Stock market figures

in €	Ist Quarter 2006	2005
Lowest share price	**20.90**	22.51
Highest share price	**26.82**	24.88
Share price at March 31	**26.82**	23.85
Market capitalisation (in € million)	**699.5**	524.3

Financial calendar for 2006

Annual General Meeting	1 June, 2006
Half-year results	26 July, 2006
Results Q3	25 October, 2006

Performance of the RHI share 04/2005 – 03/2006



40.00
36.00
32.00
28.00
24.00
20.00
16.00
EUR
RHI
ATX relative
Apr 05
May 05
Jun 05
Jul 05
Aug 05
Sep 05
Oct 05
Nov 05
Dec 05
Jan 06
Feb 06
Mar 06

The shares of RHI AG are traded on the Vienna Stock Exchange. At the Vienna Stock Exchange, RHI is represented in the Prime Market and the Austrian Traded Index ATX, the lead index and most important trading segment of the Austrian capital market. At 01.04.2006, 26,602,539 common shares of no par value with voting rights of RHI AG were admitted to trading.

ISIN

RHI Share: AT0000676903

Convertible bond
Tranche A: AT0000443049

Convertible bond
Tranche B: AT0000443056

Information on RHI

Investor Relations
Markus Richter
Tel: +43/ 1 / 50213-6123
Fax: +43/ 1 / 50213-6130
E-Mail: rhi@rhi-ag.com
Internet: www.rhi-ag.com

RHI

RHI

Corporate News

RECEIVED

2007 JAN -9 A 9:05

OFFICE OF INTERNATIONAL CORPORATE FINANCE

25 April, 2006

Good RHI results 2005 confirmed: profit at EUR 99.8 million

The RHI Supervisory Board approved the financial statements 2005 of RHI AG and the consolidated financial statements 2005 at its meeting on April 24, 2006. The group's preliminary results 2005, which were published on March 22, 2006, have thus been confirmed.

With a profit of EUR 99.8 million (2004: EUR 99.7 million), RHI once again reported a very good result in the financial year 2005. The profit attributable to stockholders of RHI AG (after minority interest) amounts to EUR 98.1 million (2004: EUR 95.0 million). On an undiluted basis, earnings per share came to EUR 4.18 (2004: EUR 4.63) as a result of the newly added RHI shares due to the conversion of convertible bonds in 2005. Taking into account all possible conversions by the end of 2009, earnings per share on a fully diluted basis were EUR 2.61 (2004: EUR 2.58).

With its good results, RHI once again confirms that the strategic direction taken following the crisis in 2001 has been successful. After the contract to sell the Insulating Group was signed in January, RHI is now fully concentrating on extending the globally leading technology and market position of RHI Refractories.

In accordance with IFRS, RHI's consolidated revenue in 2005 amounted to EUR 1,199.4 million (2004: EUR 1,119.8 million), up 7.1%. This consolidated revenue shows the continuing refractories operations and other revenue in the amount of EUR 14.3 million. The RHI Group's EBIT was EUR 117.8 million in 2005 (2004: EUR 125.5 million).

RHI expects in the core business refractories an overall positive market environment in 2006. Incoming orders at the beginning of 2006 exceed the level of the previous year. RHI aims to reach a two-digit EBIT margin again based on a successful implementation of price increases to cover further increases in costs. RHI will publish the Quarterly Report I/2006 on 4 May, 2006.

The Annual Report 2005 is available on RHI's website under www.rhi-ag.com at http://www.rhi-ag.com/internet/en/corpsvc/ir/Geschaeftsberichte_20-_20Annual_20Reports.html for downloading, and also as an online report at the http://www.rhi-ag.com/internet/en/corpsvc/ir/Reports_20-_20Online.html.

For further information please contact:
Media Relations / Volkmar Weilguni
Phone +43 (0) 50213-6345 / Fax +43 (0) 50213-6745
Mobil: +43 (0)699 1870-6345 / E-mail: volkmar.weilguni@rhi-ag.com

Investor Relations / Markus Richter
Phone +43 (0) 50213-6123 / Fax +43 (0) 50213-6130
E-mail: markus.richter@rhi-ag.com

RHI Consolidated Income Statement

Final results 2005

in € million	2005	2004	Change in %
Continuing operations			
Revenue	1,199.4	1,119.8	7.1
Special direct distribution costs	-98.2	-86.0	14.2
Cost of sales	-861.5	-778.1	10.7
Gross profit	**239.7**	**255.7**	**-6.3**
Distribution costs	-59.5	-59.4	0.2
Administrative expenses	-89.8	-91.4	-1.8
Other income	31.2	28.3	10.2
Other expenses	-3.8	-7.7	-50.6
Operating result	**117.8**	**125.5**	**-6.1**
Financial result	-25.3	-31.8	-20.4
Result from associates	2.4	3.8	-36.8
Profit before income taxes	**94.9**	**97.5**	**-2.7**
Income taxes	-9.6	-4.9	n.a.
Profit for the year from continuing operations	**85.3**	**92.6**	**-7.9**
Discontinued operations			
Profit for the year from discontinued operations	14.5	7.1	104.2
Profit for the year	**99.8**	**99.7**	**0.1**
Profit attributable to			
equity holders of RHI AG	98.1	95.0	3.3
minority interest	1.7	4.7	-63.8
	99.8	99.7	0.1
in €			
Undiluted earnings per share	4.18	4.63	-9.7
Diluted earnings per share	2.61	2.58	1.2

Note: As RHI's Boards had already presented their decision to sell the Heraklith Group in 2005, the insulating division is shown as "discontinued" operations in RHI's consolidated financial statements 2005 in accordance with the IFRS regulations.

The income statement 2005 shows the contributions to revenue and results adjusted for the deconsolidated insulating division up to profit from continuing operations (refractories, other). Profit from discontinued operations (insulating) is then added in order to make the profit of the RHI Group in 2005 comparable with the figure of the previous year. When the Heraklith transaction is completed in the second quarter of 2006, the balance sheet and results of the new, focussed RHI will be fully visible for the first time.

RHI

AD HOC

29.03.2006

RHI AG signs magnesia raw materials joint venture in China

RHI Refractories operates two plants producing refractories in the Liaoning province in China. Currently, their total annual capacity is being extended and the third plant will be commissioned at mid-year. The main raw material for refractories production is magnesite, and 20% of the world's deposits of this mineral are located in the Liaoning province. Before being used as a refractory raw material, the mineral is processed into magnesia of different qualities in a multi-level treatment and firing process. RHI currently covers 50% of its basic raw material requirements from its own mining and raw materials plants in Austria, Italy and Turkey. RHI's Chinese plants today cover their needs for high-grade magnesia exclusively from Chinese suppliers.

To secure the supply of raw materials for the Chinese RHI plants in Bayuquan and Dalian in the long term, RHI will establish a joint venture for the production of top-quality magnesia together with its Chinese partner Liaoning Jinding Magnesite Group Co. Ltd. (JDMG). Construction is scheduled to begin in mid 2006 once all approvals have been obtained. Production will be launched in mid 2007 with the first production line, and in 2008 from the second line. 500 people will be employed when both lines are in operation.

RHI will hold an 80% share in the newly established company, its partner JDMG will hold 20%. JDMG owns two high-grade magnesite mines in the Liaoning Province and will ensure the long-term local supply of raw materials to the joint venture. In addition, JDMG, like RHI; operates two magnesia plants itself; both partners provide their know-how and financing for the new company relative to their shares.

The investment in the two production lines which will cover the raw material demand of the Chinese RHI plants by more than 50% amounts to EUR 35 million; the total financing requirements for RHI come to nearly EUR 40 million. Sustainable investments in the strategic supply of top-quality magnesia for the Chinese plants and other RHI facilities in Europe and North America reduce RHI's dependence on suppliers on the world market significantly.

In addition to ensuring the continuously high quality of raw materials, which is indispensable for the production of cutting-edge refractory products by RHI Refractories, the joint venture also achieves an important economic optimization. RHI Refractories can optimally employ its technological leadership in producing refractory raw materials at a logistically optimal location in the immediate vicinity of raw material sources and its own plants. This will lead to an improvement in RHI's earnings quality based on a deeper backward integration.

For further information please contact:
RHI AG / Markus Richter
Phone (+43) (1) 50213-6123 / Fax (+43) (1) 50213-6130
E-mail: markus.richter@rhi-ag.com

RECEIVED
2007 JAN -9 A
OFFICE OF INTERNATIONAL CORPORATE FINANCE

RHI

Corporate News

March 22, 2006

Preliminary results:
RHI profit for 2005 at the high level of the previous year

With a profit of EUR 99.8 million (2004: EUR 99.7 million), RHI once again reported a very good result in the financial year 2005. The profit attributable to stockholders of RHI AG (after minority interest) amounts to EUR 98.1 million (2004: EUR 95.0 million). On an undiluted basis, earnings per share came to EUR 4.18 (2004: EUR 4.63) as a result of the newly added RHI shares due to the conversion of convertible bonds in 2005. Taking into account all possible conversions by the end of 2009, earnings per share on a fully diluted basis were EUR 2.61 (2004: EUR 2.58), thus slightly exceeding the comparable figure of 2004. The price/earnings ratio (p/e ratio) of the RHI share therefore still amounts to under 6 on an undiluted basis and, fully diluted, to under 10.

With its good results, RHI once again confirms that the strategic direction taken following the crisis in 2001 has been successful. After the contract to sell the Insulating Group was signed in January, RHI is now fully concentrating on extending the globally leading technology and market position of RHI Refractories.

Note: As RHI signed a contract to sell the Heraklith Group in January 2006, the insulating division is already shown as "discontinued operations" in fiscal 2005 in accordance with IFRS regulations. Although profit of the RHI Group according to IFRS still comprises the entire business of the Group and thus also the insulating division, the group figures for revenue, EBIT and other earnings figures, have been "adjusted" for Insulating. In order to ensure better comparability, revenue and EBIT 2005 are shown as both figures comparable to 2004 and in accordance with IFRS.
Both versions are also shown in the attached overview "Key figures of the RHI Group".

On a comparable basis, RHI's consolidated revenue amounted to EUR 1,451.5 million in 2005 (2004: EUR 1,297.3 million), up 11.9%. Revenue from refractories rose by a pleasing 7.5% to EUR 1,185.1 million (2004: EUR 1,102.6 million), enabling RHI Refractories to further extend its position as world market leader. With the successful acquisition in Slovenia, Insulating increased revenue significantly by 40.7% to EUR 255.4 million in 2005 (2004: EUR 181.5 million).

The RHI Group's EBIT comparable to 2005 reached EUR 139.5 million (2004: EUR 135.6 million), up 2.9%. Refractories reported EBIT of EUR 117.8 million (2004: EUR 123.2 million), as a result of energy and raw material costs, which continued to rise in 2005. The EBIT margin fell to 9.9%, a good figure compared to the competition. Insulating more than doubled its EBIT to EUR 21.7 million (2004: EUR 10.1 million) and once again significantly improved its EBIT margin to a very good 8.5% (2004: 5.5%).

RHI

In accordance with IFRS, RHI's consolidated revenue in 2005 amounted to EUR 1,199.4 million (2004: EUR 1,119.8 million), up 7.1%. This consolidated revenue shows the continuing refractories operations and other revenue in the amount of EUR 14.3 million.

The RHI Group's EBIT recorded in accordance with IFRS was EUR 117.8 million in 2005 (2004: EUR 125.5 million). In addition to refractories, this figure also contains contributions by holding/other in the amount of EUR 0.0 million (2004: EUR 2.3 million).

All of the above mentioned data for 2005 are preliminary. The final results as well as RHI's consolidated balance sheet 2005 will be published on April 25, 2006 following the approval of the balance sheet.

For further information please contact:
RHI AG / Markus Richter
Phone (+43) (1) 50213-6123 / Fax (+43) (1) 50213-6130
E-mail: markus.richter@rhi-ag.com

Key figures RHI Group

Preliminary result 2005

	2005 comparable	2004 IFRS reported	Change in %	2005 IFRS preliminary	2004 IFRS new	Change in %
Revenue	**1,451.5**	**1,297.3**	**11.9%**	**1,199.4**	**1,119.8**	**7.1%**
Refractories	1,185.1	1,102.6	7.5%	1,185.1	1,102.6	7.5%
Insulating	255.4	181.5	40.7%	-	-	-
Other	14.3	17.2	–16.9%	14.3	17.2	–16.9%
Consolidation	–3.3	–4.0	–17.5%	-	-	-
EBITDA	**194.5**	**185.9**	**4.6%**	**158.8**	**166.7**	**–4.7%**
Refractories	158.7	164.3	–3.4%	158.7	164.3	–3.4%
Insulating	35.7	19.2	85.9%	-	-	-
Overhead/other	0.1	2.4	–95.8%	0.1	2.4	–95.8%
Operating result (EBIT)	**139.5**	**135.6**	**2.9%**	**117.8**	**125.5**	**–6.1%**
Refractories	117.8	123.2	–4.4%	117.8	123.2	–4.4%
Insulating	21.7	10.1	114.9%	-	-	-
Overhead/other	0.0	2.3	n.a.	0.0	2.3	n.a.
Financial result		**–35.0**		**–25.3**	**–31.8**	**20.4%**
Result from associates		**5.4**		**2.4**	**3.8**	**–36.8%**
Profit before income taxes		**106.0**		**94.9**	**97.5**	**–2.7%**
Income taxes		–6.3		–9.6	–4.9	–95.9%
Profit from continuing operations		-		85.3	92.6	–7.9%
Profit from discontinued operations		-		14.5	7.1	104.2%
Profit for the year		**99.7**		**99.8**	**99.7**	**0.1%**
Profit attributable to minority interest		–4.7		–1.7	–4.7	63.8%
Profit attributable to equity holders of RHI AG		**95.0**		**98.1**	**95.0**	**3.3%**
Undiluted earnings per share (in EUR)		**4.63**		**4.18**	**4.63**	**–9.7%**
Diluted earnings per share (in EUR)		**2.58**		**2.61**	**2.58**	**1.2%**

Key figures RHI Group
Preliminary result 2005
(comparable to 2004)

	4th Quarter 2005	4th Quarter 2004	2005 comparable	2004 IFRS reported	Change in %
Revenue	**378.3**	**338.5**	**1,451.5**	**1,297.3**	**11.9%**
Refractories	300.8	284.0	1,185.1	1,102.6	7.5%
Insulating	73.8	45.1	255.4	181.5	40.7%
Other	4.6	10.7	14.3	17.2	–16.9%
Consolidation	–0.9	–1.3	–3.3	–4.0	–17.5%
EBITDA	**62.4**	**61.1**	**194.5**	**185.9**	**4.6%**
Refractories	38.5	43.7	158.7	164.3	–3.4%
Insulating	11.7	4.9	35.7	19.2	85.9%
Overhead/other	12.2	12.5	0.1	2.4	–95.8%
Operating result (EBIT)	**46.9**	**46.8**	**139.5**	**135.6**	**2.9%**
Refractories	27.3	31.8	117.8	123.2	–4.4%
Insulating	7.4	2.5	21.7	10.1	114.9%
Overhead/other	12.2	12.5	0.0	2.3	n.a.

RHI

AD HOC

February 15, 2006

RHI Supervisory Board decides on changes in Management Board effective January 2007

At today's meeting the Supervisory Board of RHI AG decided unanimously to extend the Board of Management from three to four members as of January 2007. CEO Dr. Helmut Draxler will leave the Board of Management of RHI AG at his own request when his existing contract expires in January 2007. He declined the offered contract extension for personal reasons.

Dr. Andreas Meier, currently deputy CEO, was appointed Dr. Draxler's successor. Responsible for the global refractories activities of the RHI Group, Dr. Meier played a decisive role in the successful path of RHI Refractories to become world market leader.

Dr. Eduard Zehetner will remain Chief Financial Officer with extended responsibilities. His contract was renewed in 2005, and he was appointed deputy CEO as of January 1, 2007.

The RHI Group will in the future continue to expand as a company solely focused on refractories and enhance its leading position in the world market after the sale of the Heraklith division.

Dr. Giorgio Cappelli and Dr. Manfred Hödl, both successful managers in the RHI Group for many years, were appointed deputy board members with effect from January 1, 2007 to enforce customer and market development.

Dr. Cappelli will be responsible for the customer segment steel worldwide, Dr. Hödl for the industrial segment, which comprises the customer industries cement, lime, glass, nonferrous metals, energy and environmental technology.

Following the sale of the Heraklith division, the RHI Group will make forceful use of the gained financial scope and expand the world-wide refractories business. There are good chances in the raw material and business area to achieve sustained success in RHI Refractories´ market position and earnings strength within the next years.

For further information please contact:
RHI AG / Markus Richter
Phone (+43) (1) 50213-6123 / Fax (+43) (1) 50213-6130
E-mail: markus.richter@rhi-ag.com

February 3, 2006

RHI and voestalpine Donawitz extend refractories cooperation by an additional five years

The two corporations, voestalpine Donawitz GmbH & CO KG and RHI Refractories, have been collaborating in an exclusive partnership based on a 'Contract Business Agreement' for the supply of refractories for steel ladles and tundishes since 1997.

The agreement, which will expire next March, has been put out to tender and, following intensive negotiations with several bidders, the contract has once again been awarded to RHI Refractories. During the contract term, from April 2006 to March 2011, voestalpine Donawitz will cast some 7.25 million tonnes of crude steel. This signifies a sales volume of over € 30 million for RHI Refractories.

Not only the good partnership experience, product stability and consistency in quality, but also the on-site services provided by the refractories specialist, tipped the scale in favour of RHI Refractories.

Generally, the contract governs the timely supply of hot metal and cast steel ladles needed for the production process as well as tundishes required for the two continuous casting lines in Donawitz. In addition, RHI Refractories will supply all the refractories required for the slide gate systems. Apart from providing top-notch products, RHI Refractories is also responsible for the provision of quality services on site and for delivering and maintaining the required machinery.

For further information please contact::
RHI AG / Volkmar Weilguni
Phone +43(0) 50213-6345 / Fax +43(0) 50213-6745
E-mail: volkmar.weilguni@rhi-ag.com

Income Statement

RHI Group reporting changed to the cost of goods sold method as of Q3/2005.

(in € million)	3rd Quarter 2005	3rd Quarter 2004	Q 1 – Q3 2005	Q1 – Q3 2004
Revenue	**362.2**	**326.8**	**1,073.2**	**958.8**
Special direct costs	-26.9	-27.3	-84.6	-80.5
Costs of goods sold	-255.4	-220.7	-748.5	-645.3
Gross profit	79.9	78.8	240.1	233.0
Selling costs	-25.7	-25.6	-79.8	-75.0
Administrative expenses	-21.9	-22.1	-73.2	-70.7
Other income and expenses	-1.7	2.0	5.5	1.5
Operating result (EBIT)	**30.6**	**33.1**	**92.6**	**88.8**
Financial result	-8.0	-8.7	-22.3	-26.8
Result from associates	0.6	0.9	1.6	2.3
Profit before income taxes	**23.2**	**25.3**	**71.9**	**64.3**
Income taxes	-2.3	-6.4	-7.2	-27.3
Profit for the year	**20.9**	**18.9**	**64.7**	**37.0**
Profit attributable to				
equity holders of RHI AG	19.8	17.0	60.2	32.3
minority interest	1.1	1.9	4.5	4.7
	20.9	18.9	64.7	37.0
in €				
Undiluted earnings per share	0.87	0.81	2.65	1.57
Diluted earnings per share	0.52	0.49	1.63	0.96

Segment reporting

(in € million)	3rd Quarter 2005	3rd Quarter 2004	Q1 – Q3 2005	Q1 – Q3 2004
Revenue	**362.2**	**326.8**	**1,073.2**	**958.8**
Refractories	287.5	274.3	884.3	818.6
Insulating	71.1	49.6	181.6	136.4
Other/Consolidation	3.6	2.9	7.3	3.8
EBITDA	**44.0**	**45.1**	**132.1**	**124.8**
Refractories	33.9	40.4	120.2	120.6
Insulating	11.8	7.1	24.0	14.3
Overhead/other	-1.7	-2.4	-12.1	-10.1
EBIT	**30.6**	**33.1**	**92.6**	**88.8**
Refractories	24.0	30.7	90.5	91.4
Insulating	8.3	4.8	14.3	7.6
Overhead/other	-1.7	-2.4	-12.2	-10.2
EBIT margin	**8.4%**	**10.1%**	**8.6%**	**9.3%**
Refractories	8.3%	11.2%	10.2%	11.2%
Insulating	11.7%	9.7%	7.9%	5.6%

RHI Group >> Quarterly Report III/2005



Key Figures RHI Group (according to IFRS)

in € million	Q1 - Q3 **2005**	 2004	Change in %
Revenue	**1,073.2**	958.8	11.9
EBITDA	**132.1**	124.8	5.8
EBITDA margin (in %)	**12.3%**	13.0%	
EBIT	**92.6**	88.8	4.3
EBIT margin (in %)	**8.6%**	9.3%	
Profit before income taxes	**71.9**	64.3	11.8
Profit	**64.7**	37.0	74.9
Undiluted earnings per share (in €)	**2.65**	1.57	68.8
Cash flow from operating activities	**56.4**	55.7	1.3
Employees	**8,580**	7,776	10.3

Quarterly Report III/2005

The RHI Group's business and earnings development in the third quarter of 2005 was characterized by temporarily lower output in the steel industry in Europe and North America and higher energy costs at RHI Refractories. At Heraklith (Insulating), the very positive development continued unabated as a result of the complete integration of all east European subsidiaries, in particular the Slovenian subsidiary Termo, which has now become possible.

Overall, the RHI Group reported revenue in the amount of € 1,073.2 million (previous year: € 958.8 million) in the first three quarters of 2005, an increase by 11.9%. RHI increased EBITDA to € 132.1 million (previous year: € 124.8 million); EBIT, at € 92.6 million (previous year: € 88,8 million), was up 4.3% on the previous year. Profit before income taxes rose by 11.8% to € 71.9 million (previous year: € 64.3 million) as a result of the once again improved financial result. Due to the optimization of income taxes, which was already evident in the financial statements of 2004, profit rose by 74.9% to € 64.7 million (previous year: € 37.0 million).

Cash flow from operating activities, at € 56.4 million (previous year: € 55.7 million) was better than in the previous year although Refractories required more working capital. Cash flow from investing activities, at € -46.9 million (previous year: € -32.2 million) exceeded the prior-year figure, reflecting especially the capacity extension in China.

At October 1, 2005, a further 528 of the 1,809 subordinated convertible bonds of tranche B were converted to 2,904,000 new RHI shares. 1,094 bonds have been converted to date. Therefore the number of RHI shares rose to 25,937,039 in October 2005.

RHI has initiated the sale of the Insulating division with the lead company Heraklith AG. An IPO, the alternative option to a strategic development of the Insulating division, will not be pursued any further due to the high number of potential buyers who have shown serious interest. RHI has asked those potential buyers to place their bids and will, following the preparation of a short list, enable some investors who can strengthen Heraklith in its strategic development in Central and Eastern Europe, especially in Russia, to perform a comprehensive due diligence analysis. The completion of the transaction is scheduled for the first quarter of 2006, following the preparation of Heraklith's financial statements 2005.

In the USA, the Chapter 11 proceedings of the US companies, which were deconsolidated at December 31, 2001, are still pending. In 2004 RHI reached agreements with some of the US companies operating under Chapter 11, among them NARCO and GIT, to settle mutual claims and claims of third parties arising as a result of the US companies' pertaining to the RHI Group until the beginning of the Chapter 11 proceedings. These agreements regulate the handling of bank guarantees and liabilities as well as RHI's relinquishment of receivables from the US companies dating back to the time prior to the Chapter 11 proceedings and the definitive relinquishment of all shares in the US companies in the course of the Chapter 11 proceedings. As RHI wrote down all accounts receivable and book values of investments affected at December 31, 2001, no additional burdens on the results arise for RHI from these agreements. A condition for the agreement with NARCO to enter into force is a USD 60 million payment by Honeywell to RHI Refractories Holding as agreed in a previous contract with Honeywell International Inc.

On September 15, 2005 and, following further revision, on October 19, 2005, the companies operating under Chapter 11 submitted changed plans of reorganization, which contain these agreements, to the court. RHI and the parties involved in the Chapter 11 proceedings are currently reviewing these plans. If the court gives its approval, RHI AG and its companies will receive full legal security with respect to all remaining asbestos claims against the US companies operating under Chapter 11. In addition, RHI AG and its companies will become beneficiaries of the court injunctions related to the plans of reorganization. The implementation of all settlement agreements can be effected as soon as the court in Pittsburgh gives its approval to the agreements and the plans of reorganization. This would mean that all existing and future claims against the deconsolidated US companies would be concluded definitively and with legal security.

The US Senate continues to debate the so-called FAIR Act, which requires mandatory legal treatment of all present and future asbestos claims in the USA. The FAIR Act would set up a national trust fund amounting to approx. USD 140 billion, which would be used to compensate all asbestos related plaintiffs. The potential positive impact on the ongoing Chapter 11 proceedings and the length of the further proceedings themselves are not yet certain.

RHI Refractories

RHI Refractories, the group's core business, contributed € 884.3 million (previous year: € 818.6 million) to consolidated revenue in the first three quarters of 2005, an increase by 8.0%. Refractories sales volume grew by 1.0% to 1,252,000 tonnes worldwide.

In the third quarter of 2005, sales growth levelled off slightly compared to the first half of 2005, as expected. Apart from the customary seasonal holiday stand-down, customers in the steel industry in North America and Europe cut their production in

RHI Group
Quarterly Report III/2005

Income Statement

in € million	3rd Quarter 2005	3rd Quarter 2004	Q1 - Q3 2005	Q1 - Q3 2004
Revenue	**362.2**	**326.8**	**1,073.2**	**958.8**
Special direct costs	-26.9	-27.3	-84.6	-80.5
Cost of goods sold	-255.4	-220.7	-748.5	-645.3
Gross profit	79.9	78.8	240.1	233.0
Selling costs	-25.7	-25.6	-79.8	-75.0
Administrative expenses	-21.9	-22.1	-73.2	-70.7
Other income and expenses	-1.7	2.0	5.5	1.5
Operating result (EBIT)	**30.6**	**33.1**	**92.6**	**88.8**
Financial result	-8.0	-8.7	-22.3	-26.8
Result from associates	0.6	0.9	1.6	2.3
Profit before income taxes	**23.2**	**25.3**	**71.9**	**64.3**
Income taxes	-2.3	-6.4	-7.2	-27.3
Profit	**20.9**	**18.9**	**64.7**	**37.0**
Profit attributable to				
equity holders of RHI AG	19.8	17.0	60.2	32.3
minority interest	1.1	1.9	4.5	4.7
	20.9	18.9	64.7	37.0
in €				
Undiluted earnings per share	0.87	0.81	2.65	1.57
Diluted earnings per share	0.52	0.49	1.63	0.96

RHI Group reporting changed to the cost of goods sold method as of Q3/2005.

Cash Flow Statement

in € million	2005	2004
Cash and cash equivalents at 01.01.	**30.7**	**31.1**
Cash flow from operating activities	56.4	55.7
Cash flow from investing activities	-46.9	-32.2
Cash flow from financing activities	-17.1	-27.3
Change in cash and cash equivalents due to changes in consolidated group	12.9	0.0
Change in cash and cash equivalents	-7.5	-3.8
Cash and cash equivalents at 30.09.	**36.0**	**27.3**

Statement of Changes in Equity

in € million	2005	2004
Equity at 01.01.	**-310.5**	**-422.7**
Profit	64.7	37.0
Differences from foreign currency translation	15.9	1.0
Dividend payments	-1.0	-2.1
Other changes not affecting result	30.2	14.0
Equity at 30.09.	**-200.7**	**-372.8**

Quarterly Report III/2005

Balance Sheet

ASSETS	30.09.2005 in € million	31.12.2004 in € million
Non-current assets		
Property, plant and equipment	517.5	469.6
Goodwill	40.6	17.4
Other intangible assets	9.8	9.7
Investments in associates	18.2	39.1
Financial assets	34.2	55.0
Long-term receivables	8.8	8.9
Deferred tax assets	53.7	52.7
	682.8	**652.4**
Current assets		
Inventories	273.9	250.1
Trade and other current receivables	353.1	300.7
Current portion of long-term receivables	1.8	2.4
Income tax receivables	7.2	14.8
Securities and investments	2.9	2.9
Cash and cash equivalents	36.0	30.7
	674.9	**601.6**
	1,357.7	**1,254.0**

EQUITY AND LIABILITIES		
Equity attributable to equity holders of RHI AG		
Share capital	188.5	159.8
Group reserves	-428.0	-506.5
	-239.5	-346.7
Minority interest	38.8	36.2
	-200.7	**-310.5**
Non-current liabilities		
Subordinated liabilities payable to financial institutions	400.0	400.0
Subordinated convertible bonds	96.9	120.9
Subordinated liabilities	496.9	520.9
Other non-current financial liabilities	274.7	246.3
Deferred tax liabilities	14.7	16.5
Personnel provisions	314.3	315.0
Other non-current provisions	2.8	2.5
Other non-current liabilities	37.1	44.5
	643.6	**624.8**
	1,140.5	**1,145.7**
Current liabilities		
Trade and other current payables	295.9	284.7
Current financial payables	26.2	44.0
Income tax payables	24.4	24.1
Current provisions	71.4	66.0
	417.9	**418.8**
	1,357.7	**1,254.0**

order to reduce inventories and for major repairs that had been put off. The situation of the Refractories clients outside the steel industry remained at an unchanged high level in the third quarter of 2005. The overall positive market situation is still characterized by China, India, other Asian countries as well as Russia, Central and South America. The outlook for all industries is also at least cautiously positive.

	3rd Quarter		Q1 - Q3	
in € million	**2005**	2004	**2005**	2004
Revenue	**287.5**	274.3	**884.3**	818.6
EBITDA	**33.9**	40.4	**120.2**	120.6
EBITDA margin	**11.8%**	14.7%	**13.6%**	14.7%
EBIT	**24.0**	30.7	**90.5**	91.4
EBIT margin	**8.3%**	11.2%	**10.2%**	11.2%
Employees	**6,253**	6,012	**6,204**	5,901

Due to lower sales growth, RHI Refractories recorded negative earnings effects as a result of the temporary lower capacity utilization of its plants in the reporting period. This situation was used for non-periodic major repairs which entailed increased maintenance expenses. In addition, significantly higher energy costs, especially gas prices pegged to oil prices, led to a further increase in production costs, which could not yet be passed on to customers in the third quarter of 2005. RHI Refractories reported EBIT in the amount of € 90.5 million (previous year: € 91.4 million) and an EBIT margin of 10.2% (previous year: 11.2%) in the first three quarters of 2005.

Heraklith

Heraklith (Insulating) reported revenue of € 181.6 million (previous year: € 136,4 million) in the first three quarters of 2005, up 33.1%, which was primarily attributable to the integration of Eurovek and Termo, which have been consolidated since February 1, 2005.

The framework conditions in the construction and construction materials sectors in Germany remained weak. The market situation in Austria and particularly in Eastern Europe was significantly better, with Termo (Slovenia), Termika (Croatia) and Izomat (Slovakia) continuing to develop very well.

Due to the nearly complete acquisition of Termo by year-end 2005, which has already been contractually agreed upon, the integration of Termo and its subsidiaries into the Heraklith Group was initiated in the reporting period. The resulting synergies will be reflected in the result in 2006.

	3rd Quarter		Q1 - Q3	
in € million	**2005**	2004	**2005**	2004
Revenue	**71.1**	49.6	**181.6**	136.4
EBITDA	**11.8**	7.1	**24.0**	14.3
EBITDA margin	**16.6%**	14.3%	**13.2%**	10.5%
EBIT	**8.3**	4.8	**14.3**	7.6
EBIT margin	**11.7%**	9.7%	**7.9%**	5.6%
Employees	**2,240**	1,715	**2,228**	1,716

The export success of the wood-wool product line Heradesign® in the acoustics segment continued undiminished, with the sales volume of the high-quality ceiling solutions rising 16% on the previous year.

EBIT, at € 14.3 million (previous year: € 7.6 million) in the first three quarters of 2005, was up 88.3% on the previous year; the EBIT margin also rose substantially to 7.9% (previous year: 5.6%).

Outlook

The earnings outlook for the RHI Group is positive. Incoming orders exceed the level of the previous year in both of RHI's divisions.

The business volume of RHI Refractories will meet the high level of the first half of 2005. In addition to industry cycles, especially in the steel industry, and currency exchange rates in the different economic areas, a further consolidation and restructuring of RHI's client industries play a significant role in the business success of the Refractories segment worldwide. RHI expects an overall positive market environment in 2006. However, this expectation is tempered by the contrary development of the energy and raw material markets.

The Heraklith Group will continue to benefit considerably from the successful reorganization of the ownership status in Slovenia. In addition, Heraklith will increase business volume and earnings through investments in Eastern Europe and continue to improve earnings quality.

Dr. H. Draxler

Dr. E. Zehetner

Dr. A. Meier

RHI Share
Quarterly Report III/2005

Stock market figures

in €	2005	2004
Lowest share price	**21.75**	15.55
Highest share price	**26.50**	22.94
Share price at September 30	**24.77**	17.80
Market capitalization (in € million)	**570.5**	358.9

Financial calendar for 2006

Preliminary results 2005	March 22, 2006
Final results 2005	April 24, 2006
Results Q1	May 4, 2006
Annual General Meeting	June 1, 2006
Half-year results	July 26, 2006
Results Q3	October 25, 2006

Performance of the RHI share 10/2004 – 09/2005


30,00
28,00
26,00
24,00
22,00
20,00
18,00
16,00
14,00
EUR
RHI
ATX relative
Oct 04
Nov 04
Dec 04
Jan 05
Feb 05
Mar 05
Apr 05
May 05
Jun 05
Jul 05
Aug 05
Sep 05

The shares of RHI AG are traded on the Vienna Stock Exchange. At the Vienna Stock Exchange, RHI is represented in the Prime Market and the Austrian Traded Index ATX, the lead index and most important trading segment of the Austrian capital market. Since October 3, 2005, 25,937,039 common shares of no par value with voting rights of RHI AG were admitted to trading.

ISIN

RHI share: AT0000676903

Convertible bond
Tranche A: AT0000443049

Convertible bond
Tranche B: AT0000443056

Information on RHI

Investor Relations
Markus Richter
Tel: +43/ 0 / 50213-6123
Fax: +43/ 0 / 50213-6130
E-Mail: rhi@rhi-ag.com
Internet: www.rhi-ag.com

RHI

AD HOC

September 20, 2005

RHI AG initiates selling process for the Heraklith Group

RHI has decided to initiate the sale of its Insulating division with the lead company Heraklith AG. An IPO, the alternative option to the further strategic development of this division, will not be pursued any further due to the high number of potential buyers who have shown serious interest.

RHI will now ask several potential buyers to place their bids and, following the preparation of a short list in October 2005, enable selected investors who can strengthen Heraklith in its strategic development in Central and Eastern Europe, especially in Russia, to perform a comprehensive due diligence analysis.

The completion of the transaction (closing) is scheduled for the first quarter of 2006, following the preparation of Heraklith's financial statements 2005.

For further information please contact:
RHI AG / Markus Richter
Phone (+43) (1) 50213-6123 / Fax (+43) (1) 50213-6130
E-mail: markus.richter@rhi-ag.com

RHI
AD HOC

September 12, 2005

RHI equity improves EUR 21 million by conversion of bonds

RHI issued a subordinated convertible bond tranche B in 2002. The conversion of the bonds into 5,500 RHI AG shares each has been possible at the beginning of each quarter since January 1, 2003. 566 bonds of a total of 1,809 convertible bonds tranche B have been converted to 3,113,000 RHI shares so far, the total number of shares last amounted to 23,033,039.

Effective October 1, 2005, 525 of the convertible bonds tranche B were announced for conversion into 2,887,500 RHI shares.

The RHI Board passed the required resolution on the issue of new RHI shares today. Following approval of the supervisory board and registration in the commercial register, RHI will apply for the admission of the new shares for trading effective from October 3, 2005 with the Vienna Stock Exchange. The total number of RHI shares will then increase to 25,920,539, subject to the required approvals.

RHI Group equity will increase by EUR 21 million following the conversions. The interest result 2005 will improve by EUR 1.26 million because the right to interest for 2005 for the bonds announced for conversion expires.

For further information please contact:
RHI AG / Markus Richter
Phone (+43) (1) 50213-6123 / Fax (+43) (1) 50213-6130
E-mail: markus.richter@rhi-ag.com